This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but it is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-153751

SUBJECT TO COMPLETION, DATED JUNE 2, 2009

REVISED PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated May 1, 2009)

Shares

Common Shares

First Financial Bancorp. is offering common shares, without par value (“common shares”). Our common shares are listed on the Nasdaq Global Select Market under the symbol “FFBC.” On June 1, 2009, the last reported sale of our common shares on the Nasdaq Global Select Market was $9.35 per share.

You should read this prospectus supplement, which replaces and supercedes in its entirety the Preliminary Prospectus Supplement dated May 19, 2009, and the accompanying prospectus carefully before you invest. Investing in our common shares involves a high degree of risk. See the section entitled “Risk Factors,” beginning on page S-7 of this prospectus supplement and in the documents we file with the Securities Exchange Commission that are incorporated in this prospectus supplement and the accompanying prospectus by reference for certain risks and uncertainties you should consider.

Our common shares are unsecured and are not deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

None of the Securities and Exchange Commission, any state securities commission, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, nor any other regulatory body has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$80,000,000
Underwriting discounts and commissions	$	$
Proceeds to First Financial Bancorp (before expenses)	$	$

The underwriters also may purchase up to an additional         common shares within 30 days of the date of this prospectus supplement to cover over-allotments, if any.

The underwriters expect to deliver the common shares in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about            , 2009.

Joint Book-Running Managers

Sandler O’Neill + Partners, L.P.	Keefe, Bruyette & Woods

Co-Managers

Janney Montgomery Scott	Raymond James

Prospectus Supplement dated June   , 2009

i

ABOUT THIS PROSPECTUS SUPPLEMENT

We provide information to you about our common shares in two separate documents: (1) this prospectus supplement, which describes the specific terms of this offering of our common shares and adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus, and (2) the accompanying prospectus, which provides general information about securities we may offer from time to time, including securities other than our common shares being offered by this prospectus supplement. If the information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described under the heading “Incorporation of Certain Information by Reference.”

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with any other information. If you receive any information not authorized by us, you should not rely on it.

Our common shares are being offered for sale only in places where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of our common shares in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of our common shares and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

You should not assume that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than its respective date.

Unless the context requires otherwise, references to “First Financial Bancorp.,” “First Financial,” the “Company,” “we,” “our,” “ours,” and “us” mean First Financial Bancorp. and its subsidiaries.

As used in this prospectus supplement, the terms “Series A Preferred Stock” and “Warrant” refer to the 80,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, without par value, having a liquidation preference of $1,000 per share, and the ten-year warrant to purchase up to 930,233 common shares, respectively, issued and sold, in each case, to the U.S. Department of Treasury (the “U.S. Treasury”) on December 23, 2008 as part of its Capital Purchase Program.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents listed below and any future filings (other than current reports or portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K) made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until we or any underwriters sell all of the securities:

•	Annual Report on Form 10-K for the year ended December 31, 2008;
•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009;
•	Current Reports on Form 8-K filed on February 2, 2009, April 6, 2009, April 16, 2009, May 18, 2009 and May 29, 2009; and
•	The description of our Common Shares contained in our registration statement on Form 8-A filed on May 2, 1994, as amended by our Registration Statement on Form 8-A/A filed on January 5, 2004 containing a description of our common stock purchase rights.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

First Financial Bancorp.
4000 Smith Rd., Suite 4000
Cincinnati, OH 45209
Telephone: (513) 979-5837
Attention: Investor Relations

Unless otherwise indicated, currency amounts in this prospectus supplement and the accompanying prospectus are stated in United States dollars.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with additional or different information. We may only use this prospectus supplement to sell securities if it is accompanied by a prospectus. We are only offering these securities in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus supplement or the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the dates of the applicable documents.

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus supplement and the accompanying prospectus which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the “Act”). In addition, certain statements in future filings by us with the SEC, in press releases, and in oral and written statements made by or with our approval which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to, projections of revenues, income or loss, earnings or loss per share, the payment or non-payment of dividends, capital structure and other financial items, statements of plans and objectives of us or our management or board of directors, the impact of the acquisition of branches from Peoples Community Bank (“Peoples Community Bank”), the subsidiary bank of Peoples Community Bancorp, Inc. on our company, including the expected closing of such transaction, and statements of future economic performance and statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “intends,” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•	management’s ability to effectively execute its business plan;
•	the risk that the strength of the United States economy in general and the strength of the local economies in which we conduct operations may continue to deteriorate resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on our loan portfolio, allowance for loan and lease losses and overall financial performance;
•	the ability of financial institutions to access sources of liquidity at a reasonable cost;
•	the impact of recent upheaval in the financial markets and the effectiveness of domestic and international governmental actions taken in response, such as the U.S. Treasury’s Troubled Asset Relief Program (“TARP”) and the FDIC’s Temporary Liquidity Guarantee Program, and the effect of such governmental actions on us, our competitors and counterparties, financial markets generally and availability of credit specifically, and the U.S. and international economies, including potentially higher FDIC premiums arising from participation in the Temporary Liquidity Guarantee Program or from increased payments from FDIC insurance funds as a result of depositary institution failures;
•	the effects of and changes in policies and laws of regulatory agencies;
•	inflation, interest rates, market and monetary fluctuations;
•	technological changes;
•	our ability to successfully complete mergers and acquisitions and the ability to successfully integrate the business acquired, including our ability to successfully complete and then integrate the branches which are proposed to be acquired from Peoples Community Bank and the risk that exploring merger and acquisition opportunities may detract from management’s time and ability to successfully manage our company;
•	our ability to increase market share and control expenses;
•	our success in recruiting and retaining the necessary personnel to support business growth and expansion and maintain sufficient expertise to support increasingly complex products and services;
•	the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as the Financial Accounting Standards Board and the SEC;
•	monetary and fiscal policies of the Board of Governors of the Federal Reserve System and the U.S. Government and other governmental initiatives affecting the financial services industry;
•	adverse changes in the securities markets;

•	our ability to manage loan delinquency and charge off rates and changes in estimation of the adequacy of the allowance for loan losses;
•	the uncertainties arising from our participation in the TARP - Capital Purchase Program, including impacts on employee recruitment and retention and other business practices, and uncertainties concerning the potential redemption of the U.S. Treasury’s preferred stock investment under the program, including the timing of, regulatory approvals for, and conditions placed upon, any such redemption;
•	the costs and effects of litigation and of unexpected or adverse outcomes in such litigation; and
•	our success at managing the risks involved in the foregoing.

Such forward-looking statements are meaningful only on the date when such statements are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such a statement is made to reflect the occurrence of unanticipated events.

v

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information about us and this offering. This summary may not contain all of the information that may be important to you. To understand the terms of our common shares, as well as the considerations that are important to you in making your investment decision, you should carefully read this entire prospectus supplement and the accompanying prospectus including the information set forth under the caption “Risk Factors” in this prospectus supplement, and the information incorporated therein by reference.

First Financial Bancorp

We are a Cincinnati, Ohio based bank holding company with $3.8 billion in assets. Our banking subsidiary, First Financial Bank, N.A., founded in 1863, provides retail and commercial banking products and services, and investment and insurance products through its 82 retail banking locations in Ohio, Kentucky and Indiana. The bank's wealth management division, First Financial Wealth Resource Group, provides investment management, traditional trust, brokerage, private banking, and insurance services, and has approximately $1.6 billion in assets under management.

Our principal executive offices are located at 4000 Smith Road, Suite 4000, Cincinnati, Ohio 45209 and our telephone number at that address is (513) 979-5782. We maintain an Internet website at www.bankatfirst.com. We are not incorporating the information on our website into this prospectus, and neither this website nor the information on this website is included or incorporated in, or is a part of, this prospectus supplement.

We refer you to the documents incorporated by reference in the attached prospectus, as described in the section “Incorporation of Certain Information by Reference,” for more information about us and our businesses.

Growth Plan

We focus on expanding our business by pursuing organic growth opportunities in our key regional markets in Ohio, including within the Cincinnati metropolitan area, Kentucky and Indiana. For example, we may open additional banking centers in strategically selected locations within and adjacent to our existing markets.

Additionally, we have in the past and expect to continue to regularly evaluate merger and acquisition opportunities involving other financial institutions and financial services companies, and we may pursue strategic transactions in and adjacent to our existing operations in Ohio, Indiana and Kentucky that we perceive to be complementary to or an acceleration of our growth and business strategy. In evaluating such merger and acquisition opportunities, we plan to continue to follow a disciplined approach and, to be considered, these transactions must be consistent with our overall financial targets, including profitability objectives, operating philosophy and risk tolerance and pricing must compare favorably to organic growth opportunities. See the section entitled “Risk Factors” for more information about risks associated with potential acquisitions.

Recent Developments

Peoples Community Bank Branch Acquisition

On May 18, 2009 we announced that First Financial Bank, N.A., our wholly-owned subsidiary bank, entered into a purchase and assumption agreement with Peoples Community Bank (the “Branch Acquisition”) to acquire 17 of Peoples Community Bank’s banking centers located in southwestern Ohio and southeastern Indiana. Under the terms of the purchase and assumption agreement, First Financial Bank, N.A. will assume certain deposits and acquire a select group of business and consumer loans. The proposed Branch Acquisition, which is expected to close early in the third quarter of 2009, will enhance our deposit market share position within the Greater Cincinnati region. It is a continuation of our decision to significantly expand our Cincinnati presence. The Branch Acquisition will increase the number of First Financial Bank, N.A. branches in the Cincinnati MSA by approximately 50%.

The total purchase price of the Branch Acquisition is expected to be approximately $15.5 million, which is a deposit premium of approximately 5%. Based on our current assumptions, the acquisition is projected to be accretive to our 2010 cash earnings per share and will leave us with a strong pro forma capital position. At March 31, 2009, we were considered well-capitalized under applicable regulatory capital guidelines, and expect to remain well-capitalized under such standards upon completion of the Branch Acquisition.

Upon closing, we believe we will acquire an attractive composition of deposits and a low-risk loan portfolio. In addition to a strong core deposit funding, the deposits have a weighted average interest rate of 2.52% and do not include any brokered CDs or out-of-market deposits. The loan portfolio to be acquired from Peoples Community Bank is entirely in-market, has no loans more than 30 days past due and has an average retail borrower FICO score of 721.

Upon closing, we will purchase 13 Peoples Community Bank banking centers in Ohio and four in Indiana. Included with these banking centers will be approximately $310 million in deposits and approximately $260 million in loans based on balances as of March 31, 2009. As of March 31, 2009, the deposits proposed to be acquired were comprised of approximately 4.1% demand deposit accounts, 11.1% negotiable order of withdrawal accounts, 38.6% savings accounts, and 46.2% time deposits. As of March 31, 2009, the loans proposed to be acquired were comprised of approximately 67.8% 1-4 family owner-occupied residential real estate, 18.9% other residential real estate, 11.0% commercial real estate, and 2.2% other (which includes church, farm, commercial and personal vehicle loans and loans secured by deposit accounts). We will not acquire any construction loans, land loans, unsecured commercial loans or subprime loans. We will also assume ATM locations. Following the acquisition, our marketshare will increase to approximately 2.88% from 2.33% in the Cincinnati MSA. The acquired Peoples Community Bank banking centers will operate under the First Financial Bank, N.A. name after closing. The transaction remains subject to regulatory approval, further due diligence, and other customary closing conditions.

On May 21, 2009, Peoples Community Bank notified us that it received an unsolicited non-binding proposal from a third party proposing the acquisition of substantially the same loans and other assets and the assumption of substantially the same deposit liabilities as those to be acquired or assumed by us in the Branch Acquisition. In response to this proposal, on May 27, 2009, we amended (the “First Amendment”) the purchase and assumption agreement originally dated May 15, 2009 (the “Original Agreement”) to increase the deposit premium from 4.0% to 5.0%, resulting in an increase in the estimated purchase price from $12.4 million to $15.5 million, and to increase the minimum amount of loans we must purchase from $225 million to $250 million. The First Amendment also modified certain other terms of the Original Agreement, including an increase in the termination fee from $1 million to $2 million payable by Peoples Community Bank to us under certain circumstances, the addition of a provision that permits us to seek actual damages from Peoples Community Bank in excess of the termination fee, and the removal of a provision of the Original Agreement which gave Peoples Community Bank added flexibility to negotiate or otherwise explore unsolicited third party acquisition proposals for the assets and liabilities being sold pursuant to the Original Agreement.

The terms of the Branch Acquisition are fully described in the Original Agreement attached as exhibit 2.1 to our Current Report on Form 8-K filed with the SEC on May 18, 2009 and the First Amendment attached as exhibit 1.1 to our Current Report on Form 8-K filed with the SEC on May 29, 2009.

Internal Stress Test

We recently conducted an internal stress test. The stress test was based on our understanding of the tests that were recently administered to the nation’s 19 largest banks by federal banking regulators in connection with the U.S. Treasury’s Supervisory Capital Assessment Program. In conducting our internal stress test, we applied our understanding of the U.S. Treasury’s assumptions to estimate our credit losses, resources available to absorb those losses and any necessary additions to capital that would be required under the “more adverse” stress test scenario. We also evaluated our internal stress test results with those of other stress tests conducted by independent firms. Our internal stress test concluded that we have sufficient capital to withstand severe stress and suggested that under the most severe scenario we would need $3.3 million in additional capital, which additional capital could be raised, if necessary, through asset reductions, such as the sale of investment securities.

Dividend Reduction

On February 25, 2009 we announced that our board of directors reduced the quarterly dividend on our common shares to $0.10 per share from $0.17 per share, commencing in the first quarter of 2009, to build capital and further strengthen our balance sheet. We believe the dividend reduction will further boost our already strong capital levels and position us to weather the economic challenges while still taking advantage of select growth opportunities. Additionally, the dividend reduction preserved approximately $2.6 million in common equity in the first quarter of 2009 and is consistent with our other capital management strategies.

The Offering

Common shares offered by us
common shares, without par value.
Common shares to be outstanding after this offering(1)
shares
Use of proceeds after expenses
We expect to receive net proceeds from this offering of approximately $ (or approximately $ if the underwriters exercise their over-allotment option in full), after deduction of underwriting discounts and commissions and estimated expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes which may include, without limitation, investments at the holding company level, providing capital to support the bank’s assets and deposit growth, acquisitions or other business combinations and reducing or refinancing existing debt. Depending upon the amount of net proceeds we receive from this offering, among other things, we may also seek the approval of our regulators to repurchase the Series A Preferred Stock and the Warrant with the proceeds of this offering and other cash available to us. We have not determined if, or when, we will seek the approval of our regulators to repurchase the Series A Preferred Stock and Warrant. Such repurchases are subject to regulatory approval. As a result, the precise amounts and timing of the application of proceeds will depend upon the amount of net proceeds we receive from this offering, our funding requirements and the availability of other funds. Allocations of the proceeds to specific purposes have not been made at the date of this prospectus supplement. See “Use of Proceeds.”
Nasdaq Global Select Market Symbol
FFBC

Risk Factors

An investment in our common shares involves significant risks. You should carefully consider the risks described under “Risk Factors” beginning on page S-7 of this prospectus supplement and in the “Risk Factors” section included in our Annual Report on Form 10-K for the year ended December 31, 2008, as well as other information included or incorporated by reference into the accompanying prospectus, including our financial statements and the notes thereto, before making an investment decision.

(1)	The number of common shares outstanding after this offering includes 37,474,422 shares outstanding as of March 31, 2009, but does not include:
•	common shares issuable pursuant to the underwriters’ over-allotment option; and
•	common shares issuable under our share compensation plans and the 930,233 common shares represented by the Warrant.

Summary Historical Financial Information

The following table contains certain information concerning our consolidated financial position and results of operations. The selected historical financial information at December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 is derived in part from our audited consolidated financial statements and related notes that are incorporated by reference into this prospectus supplement and the accompanying prospectus. The information at December 31, 2006, 2005 and 2004 is derived in part from our audited consolidated financial statements and notes thereto that are not incorporated by reference into this prospectus supplement or the accompanying prospectus. The information for the three months ended March 31, 2009 was not audited, but in the opinion of management, reflects all adjustments necessary for a fair presentation. The results of operations for the three months ended March 31, 2009 are not necessarily indicative of the results of operations that may be expected for the entire year.

(Dollars in thousands, except per share data)	At or for the quarter ended March 31, (unaudited)		December 31,
	2009	2008	2008	2007	2006	2005	2004
Summary of operations
Interest income	$42,781	$47,598	$183,305	$206,442	$205,525	$200,697	$196,472
Tax equivalent adjustment(1)	363	514	1,808	2,281	2,655	2,983	3,230
Interest income tax – equivalent(1)	43,144	48,112	185,113	208,723	208,180	203,680	199,702
Interest expense	11,853	19,349	67,103	87,942	80,452	67,730	56,290
Net interest income tax – equivalent(1)	$31,291	$28,763	$118,010	$120,781	$127,728	$135,950	$143,412
Interest income	$42,781	$47,598	$183,305	$206,442	$205,525	$200,697	$196,472
Interest expense	11,853	19,349	67,103	87,942	80,452	67,730	56,290
Net interest income	30,928	28,249	116,202	118,500	125,073	132,967	140,182
Provision for loan and lease losses	4,259	3,223	19,410	7,652	9,822	5,571	5,978
Noninterest income	12,033	14,875	51,749	63,588	67,984	46,191	53,511
Noninterest expenses	29,934	29,020	115,176	120,747	152,515	130,165	127,319
Income from continuing operations before income taxes	8,768	10,881	33,365	53,689	30,720	43,422	60,396
Income tax expense	3,033	3,543	10,403	18,008	9,449	12,614	19,295
Income from continuing operations	5,735	7,338	22,962	35,681	21,271	30,808	41,101
Discontinued operations
Other operating income (loss)	0	0	0	0	0	583	(21)
Gain on sale of discontinued operations	0	0	0	0	0	10,366	0
Income (loss) from discontinued operations before income taxes	0	0	0	0	0	10,949	(21)
Income tax expense (benefit)	0	0	0	0	0	3,824	(38)
Income from discontinued operations	0	0	0	0	0	7,125	17
Net income	5,735	7,338	22,962	35,681	21,271	37,933	41,118
Dividends on preferred stock	578	0	0	0	0	0	0
Net income available to common shareholders	$5,157	$7,338	$22,962	$35,681	$21,271	$37,933	$41,118
Per share data
Earnings per common share from continuing operations:
Basic	$0.14	$0.20	$0.62	$0.93	$0.54	$0.72	$0.94
Diluted	$0.14	$0.20	$0.61	$0.93	$0.54	$0.71	$0.94
Earnings per common share from discontinued operations:
Basic	$0.00	$0.00	$0.00	$0.00	$0.00	$0.17	$0.00
Diluted	$0.00	$0.00	$0.00	$0.00	$0.00	$0.17	$0.00
Earnings per common share
Basic	$0.14	$0.20	$0.62	$0.93	$0.54	$0.89	$0.94
Diluted	$0.14	$0.20	$0.61	$0.93	$0.54	$0.88	$0.94

(Dollars in thousands, except per share data)	(unaudited) At or for the quarter ended March 31,		December 31,
	2009	2008	2008	2007	2006	2005	2004
Cash dividends declared per common share	$0.10	$0.17	$0.68	$0.65	$0.64	$0.64	$0.60
Book value per common share	7.36	7.41	7.21	7.40	7.27	7.58	8.50
Tangible book value per common share	6.59	6.64	6.43	6.63	6.41	7.58	8.50
Average common shares outstanding – basic (in thousands)	37,143	37,067	37,112	38,455	39,539	43,084	43,819
Average common shares outstanding – diluted (in thousands)	37,841	37,432	37,484	38,459	39,562	43,173	43,880
Selected period-end balances
Total assets	$3,809,196	$3,323,265	$3,699,142	$3,369,316	$3,301,599	$3,690,808	$3,916,671
Earning assets	3,508,504	3,011,178	3,379,873	3,054,128	2,956,881	3,333,406	3,488,519
Investment securities(2)	765,617	388,672	692,759	346,536	366,223	607,983	667,938
Loans, net of unearned income	2,736,545	2,615,455	2,683,260	2,599,087	2,479,834	2,627,423	2,808,037
Interest-bearing demand deposits	622,263	610,154	636,945	603,870	667,305	733,880	653,084
Savings deposits	705,229	617,059	583,081	596,636	526,663	503,297	564,067
Time deposits	1,137,398	1,206,750	1,150,208	1,227,954	1,179,852	1,247,274	1,250,347
Noninterest-bearing demand deposits	427,068	405,015	413,283	465,731	424,138	440,988	438,367
Total deposits	2,891,958	2,838,978	2,783,517	2,894,191	2,797,958	2,925,439	2,905,865
Short-term borrowings	362,549	86,820	354,533	98,289	96,701	111,634	148,194
Long-term debt	136,832	42,380	148,164	45,896	63,762	286,655	330,356
Other long-term debt	20,620	20,620	20,620	20,620	30,930	30,930	30,930
Shareholders' equity(3)	353,760	277,769	348,327	276,583	285,479	299,881	371,455
Annualized performance ratios
Return on assets	0.62%	0.89%	0.67%	1.08%	0.62%	1.00%	1.05%
Return on common equity	7.67%	10.66%	8.27%	12.73%	7.13%	10.40%	11.21%
Return on equity	6.63%	10.66%	8.21%	12.73%	7.13%	10.40%	11.21%
Return on average tangible common equity	8.57%	11.91%	9.24%	14.20%	8.05%	10.40%	11.21%
Net interest margin	3.61%	3.81%	3.71%	3.94%	4.01%	3.87%	3.97%
Net interest margin (tax equivalent basis)(1)	3.65%	3.88%	3.77%	4.01%	4.09%	3.96%	4.07%
Efficiency ratio	69.09%	66.50%	67.85%	65.49%	77.93%	71.46%	64.65%
Dividend payout	71.43%	85.00%	109.68%	69.89%	118.52%	71.91%	63.83%
Asset quality ratios
Allowance for loan losses to period end loans	1.33%	1.14%	1.34%	1.12%	1.10%	1.62%	1.61%
Nonperforming loans to period end loans	0.91%	0.58%	0.68%	0.58%	0.40%	1.14%	0.65%
Allowance for loan losses to period end nonperforming loans	146.38%	194.83%	197.27%	193.95%	273.75%	141.38%	245.86%
Nonperforming assets to period end loans and OREO	1.04%	0.67%	0.83%	0.67%	0.53%	1.20%	0.75%
Nonperforming assets to period end total assets	0.75%	0.53%	0.60%	0.51%	0.40%	0.85%	0.54%
Net charge-offs to average loans	0.55%	0.40%	0.47%	0.24%	0.97%	0.30%	0.26%
Capital ratios
Total shareholders' equity to total assets	9.29%	8.39%	8.16%	8.47%	8.69%	9.57%	9.40%
Common shareholders' equity to total assets	7.22%	8.39%	8.11%	8.47%	8.69%	9.57%	9.40%
Tangible common shareholders' equity to tangible assets	6.54%	7.55%	6.57%	7.41%	7.69%	8.13%	9.48%
Leverage ratio	9.51%	8.32%	10.00%	8.33%	8.76%	7.93%	9.48%
Tier 1 risk-based capital ratio	12.16%	10.20%	12.38%	10.29%	11.73%	11.49%	13.05%
Total risk-based capital ratio	13.39%	11.31%	13.62%	11.38%	12.81%	12.75%	14.31%

(1)	Tax equivalent basis was calculated using a 35.00% tax rate in all years presented
(2)	Includes investment securities held-to-maturity, investment securities available-for-sale, investment securities trading, and other investments
(3)	2008 Shareholders' equity was reduced by $2,499 due to the impact of a pension-related accounting prouncement effective January 1, 2008. For further information, refer to Note 13 in the Notes to Consolidated Financial Statements.

RISK FACTORS

An investment in our common shares involves a number of risks. You should carefully review the information contained in the other sections of this prospectus supplement and the accompanying prospectus and should particularly consider the following matters before purchasing any of our common shares.

You should carefully consider the risk factors and other information set forth or incorporated by reference under the caption “Item 1A. Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2008, as well as other information incorporated by reference into this prospectus supplement and the accompanying prospectus, as such risk factors and other information may be updated from time to time by our subsequent reports and other filings under the Exchange Act.

Risks Relating to Our Business

Deteriorating credit quality, particularly in real estate loans, has adversely impacted us and may continue to adversely impact us.

Late in 2008 we began to experience a downturn in the overall credit performance of our loan portfolio, as well as acceleration in the deterioration of general economic conditions. This deterioration, including a significant increase in national and regional unemployment levels and decreased sources of liquidity are the primary drivers of the increased stress being placed on most borrowers and is negatively impacting their ability to repay. These conditions resulted in an increase in our loan loss reserves at March 31, 2009.

We expect credit quality to remain challenging and continue to deteriorate for at least the remainder of 2009. Continued deterioration in the quality of our credit portfolio could significantly increase nonperforming loans, require additional increases in loan loss reserves, elevate charge-off levels and have a material adverse effect on our capital, financial condition, and results of operations. Furthermore, given the size of our loan portfolio, it is possible that a deterioration in the credit quality of one or two of our largest credits could have a material adverse effect on our capital, financial condition, and results of operations. For instance, if any of our top 20 credit relationships, which as of March 31, 2009 totaled approximately $292 million of credit exposure and approximately $234 million of total balances, were to become a nonperforming asset, our nonperforming assets could increase by as much as 70% from March 31, 2009. We have substantially fewer nonperforming assets than many of our peers. Accordingly, the credit quality of our loan portfolio may deteriorate at a faster rate than many of our peers.

The results of the internal stress test that we have released may not accurately predict the impact on our company if the condition of the economy were to continue to deteriorate.

We recently conducted an internal stress test. The stress test was based on the tests that were recently administered to the nation’s 19 largest banks by the U.S. Treasury in connection with its Supervisory Capital Assessment Program. Under the stress test, we applied the U.S. Treasury’s assumptions to estimate our credit losses, resources available to absorb those losses and any necessary additions to capital that would be required under the “more adverse” stress test scenario.

While we believe we have appropriately applied the U.S. Treasury’s assumptions in performing this internal stress test, we can not assure you that the results of this test are comparable to the results of stress tests performed and publicly released by the U.S. Treasury or that the results of our stress test would be the same if it had been performed by the U.S. Treasury. Moreover, the results of the stress test may not accurately reflect the impact on our company if the economy does not improve or continues to deteriorate. Any continued deterioration of the economy could result in credit losses significantly higher, with a corresponding impact on our resources and capital requirements, than those predicted by our internal stress test.

Our allowance for loan losses may prove to be insufficient to absorb losses in our loan portfolio.

Like all financial institutions, we maintain an allowance for loan losses to provide for loans in our portfolio that may not be repaid in their entirety. We believe that our allowance for loan losses is maintained at a level adequate to absorb probable losses inherent in our loan portfolio as of the corresponding balance sheet date. However, our allowance for loan losses may not be sufficient to cover actual loan losses, and future provisions for loan losses could materially and adversely affect our operating results. We have seen a significant increase in the level of potential problem loans and other loans with higher than normal risk. We expect to receive more frequent requests from borrowers to modify loans. The related accounting measurements related to impairment and the loan loss allowance require significant estimates which are subject to uncertainty and changes relating to new information and changing circumstances. Our estimates of the risk of loss and amount of loss on any loan are complicated by the significant uncertainties surrounding our borrowers’ abilities to successfully execute their business models through changing economic environments, competitive challenges and other factors. Because of the degree of uncertainty and susceptibility of these factors to change, our actual losses may vary from our current estimates.

State and federal regulators, as an integral part of their examination process, periodically review our allowance for loan losses and may require us to increase our allowance for loan losses by recognizing additional provisions for loan losses charged to expense, or to decrease our allowance for loan losses by recognizing loan charge-offs, net of recoveries. Any such additional provisions for loan losses or charge-offs, as required by these regulatory agencies, could have a material adverse effect on our financial condition and results of operations.

We expect fluctuations in our loan loss provisions due to the uncertain economic conditions.

Our liquidity is dependent upon our ability to receive dividends from our subsidiaries, which accounts for most of our revenue and could affect our ability to pay dividends, and we may be unable to enhance liquidity from other sources.

We are a separate and distinct legal entity from our subsidiaries, including First Financial Bank. We receive substantially all of our revenue from dividends from our subsidiaries. These dividends are the principal source of funds to pay dividends on our common and Series A Preferred Stock and interest and principal on our debt. Various federal and/or state laws and regulations limit the amount of dividends that our bank and certain of our non-bank subsidiaries may pay us. Additionally, if our subsidiaries’ earnings are not sufficient to make dividend payments to us while maintaining adequate capital levels, we may not be able to make dividend payments to our common shareholders.

To enhance liquidity, we may depend upon borrowings under credit facilities or other indebtedness. We currently maintain a $40 million credit facility with an unaffiliated bank, which is fully drawn and expires in March, 2010. It is uncertain whether we may be successful in renewing such facility. As a result of recent turbulence in the capital and credit markets, many lenders and institutional investors have reduced or ceased to provide funding to borrowers and, as a result, we may not be able to further increase liquidity through additional borrowings. In addition, if we decide to repurchase the Series A Preferred Stock and the Warrants and use cash available to us other than from the proceeds of this offering, our liquidity could be negatively impacted further.

Limitations on our ability to receive dividends from our subsidiaries or an inability to increase liquidity through additional borrowings, or inability to maintain, renew or replace our existing credit facility, could have a material adverse effect on our liquidity and on our ability to pay dividends on our common and preferred shares and interest and principal on our debt.

Potential acquisitions may disrupt our business and dilute shareholder value and we may not be able to successfully consummate or integrate such acquisitions.

Acquiring other banks, businesses, or branches involves various risks commonly associated with acquisitions, including, among other things:

•	potential exposure to unknown or contingent liabilities of the target company;
•	exposure to potential asset quality issues of the target company;
•	difficulty and expense of integrating the operations and personnel of the target company;
•	potential disruption to our business;
•	potential diversion of our management’s time and attention;
•	the possible loss of key employees and customers of the target company;
•	difficulty in estimating the value (including goodwill) of the target company;

•	difficulty in receiving appropriate regulatory approval for any proposed transaction;
•	difficulty in estimating the fair value of acquired assets, liabilities and derivatives of the target company; and
•	potential changes in banking or tax laws or regulations that may affect the target company.

We regularly evaluate merger and acquisition opportunities and conduct due diligence activities related to possible transactions with other financial institutions and financial services companies. As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash, debt or equity securities may occur at any time. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future transaction.

Any merger or acquisition opportunity that we decide to pursue will ultimately be subject to regulatory approval and other closing conditions. We may expend substantial time and resources pursuing potential acquisitions which may not be consummated because regulatory approval is not received or other closing conditions are not satisfied. In addition, our existing credit facility and the terms of other indebtedness that we may subsequently incur may restrict our ability to consummate certain acquisitions. Furthermore, any difficulty integrating businesses acquired as a result of a merger or acquisition and the failure to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from an acquisition could have an adverse impact on our liquidity, results of operations, and financial condition and any such integration could divert management’s time and attention from managing our company in an effective manner and could be significantly more expensive than we anticipate.

We may fail to complete the proposed Branch Acquisition or realize the anticipated benefits of the acquisition.

The proposed Branch Acquisition is subject to a variety of conditions, including regulatory approvals. We have filed a regulatory application with our primary regulator and we expect that Peoples Community Bank will submit the appropriate applications soon. There can be no assurance that such approvals will be obtained, or that the regulatory approvals will not require material changes to the terms of the acquisition or otherwise contain a material adverse condition that would preclude closing the acquisition. Further, there can be no assurance that all closing conditions, including those amended by the First Amendment, will be satisfied.

On May 21, 2009, Peoples Community Bank notified us that it received an unsolicited non-binding proposal from a third party proposing the acquisition of substantially the same assets and the assumption of substantially the same deposit liabilities as those to be acquired or assumed by us in the Branch Acquisition. In response to this proposal, on May 27, 2009, we executed the First Amendment to the Original Agreement to increase the deposit premium from 4.0% to 5.0%, resulting in an increase in the estimated purchase price from $12.4 million to $15.5 million. The First Amendment also modified certain closing conditions, including increasing the minimum amount of loans we must purchase from $225 million to $250 million, increasing the termination fee from $1 million to $2 million payable by Peoples Community Bank to us under certain circumstances and adding a provision that permits us to seek actual damages from Peoples Community Bank in excess of the termination fee. In addition, the First Amendment also removed a provision which gave Peoples Community Bank added flexibility to negotiate or otherwise explore unsolicited third party acquisition proposals for the assets and liabilities being sold pursuant to the Original Agreement. Despite these changes, we can not assure you that subsequent proposals by the same or other third parties will not be received by Peoples Community Bank and that its or its holding company’s board of directors will not consider such offers. The Branch Acquisition may be delayed or may not be consummated and our associated costs may be higher than anticipated as a result of any such third party proposals.

The success of the proposed Branch Acquisition, will depend on, among other things, our ability to realize anticipated cost savings and to combine the business of First Financial Bancorp. and the branches acquired from Peoples Community Bank in a manner that permits growth opportunities and does not materially disrupt the existing customer relationships of the Peoples Community Bank branches or result in decreased revenues resulting from any loss of customers. If we are not able to successfully achieve these objectives, the anticipated benefits of the acquisition may not be realized fully or at all or may take longer to realize than expected. Additionally, we will make fair value estimates of certain assets and liabilities in recording the acquisition. Actual values of these assets and liabilities could differ from our estimates, which could result in our not achieving the anticipated benefits of the acquisition.

Our future growth and profitability depends, in part, on our ability to successfully complete the Branch Acquisition and manage combined operations. For the Branch Acquisition to be successful, we will have to succeed in combining our personnel and operations with those of Peoples Community Bank. We cannot assure you that our plan to integrate and operate the combined operations will be timely or efficient, or that we will successfully retain existing customer relationships of Peoples Community Bank.

First Financial Bank, N.A., and Peoples Community Bank will continue to operate independently until the completion of the Branch Acquisition. In addition, it is possible certain employees of Peoples Community Bank at the branches we will be acquiring will not be employed by us after the Branch Acquisition. Furthermore, employees of Peoples Community Bank that we wish to retain may elect to terminate their employment as a result of the acquisition, which could delay or disrupt the integration process. It is possible that the integration process could result in the disruption of Peoples Community Bank’s ongoing operations, or we could discover inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the Branch Acquisition.

Risks Relating to Our Common Shares

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common shares.

Except as described under “Underwriting,” we are not restricted from issuing additional common shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common shares. We are currently authorized to issue up to 160 million common shares, of which      shares will be outstanding after giving effect to this offering, and up to 80,000 shares of Series A Preferred Stock, all of which shares are outstanding. Our board of directors has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued shares. These authorized but unissued shares could be issued on terms or in circumstances that could dilute the interests of other shareholders.

In addition, pursuant to the Letter Agreement, dated December 23, 2008 and the Securities Purchase Agreement — Standard Terms attached thereto (collectively, the “Securities Purchase Agreement”), which we entered into with the U.S. Treasury in connection with our participation in the Capital Purchase Program, the U.S. Treasury received the Warrant, and we have agreed to provide the U.S. Treasury with registration rights covering the Warrant and the underlying common shares. While we may seek the approval of our regulators to repurchase the Warrant with the proceeds from this offering, as described in “Use of Proceeds” and, subject to receiving the required approvals, the issuance of additional common shares as a result of exercise of the Warrant or otherwise or the issuance of securities convertible or exercisable into common shares would dilute the ownership interest of our existing common shareholders. Although the U.S. Treasury has agreed to not vote any of the common shares it receives upon exercise of the Warrant, a transferee of any portion of the Warrant or of any common shares acquired upon exercise of the Warrant is not bound by this restriction. The market price of our common shares could decline as a result of this offering as well as other sales of a large block of common shares or similar securities in the market after this offering, or the perception that such sales could occur.

In addition, the terms of the Warrant include an anti-dilution adjustment, which provides that, if we issue common shares or securities convertible or exercisable into, or exchangeable for, common shares at a price that is less than 90% of the market price of such shares on the last trading day preceding the date of the agreement to sell such shares, the number of common shares to be issued would increase and the per share price of common shares to be purchased pursuant to the Warrant would decrease. This anti-dilution adjustment is not applicable to this offering but may have a further dilutive effect on other holders of our common shares.

We may further reduce or eliminate the cash dividends on our common shares.

Holders of our common shares are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common shares, we are not required to do so and may further reduce or eliminate our common share cash dividend in the future. This could adversely affect the market price of our common shares. Furthermore, holders of our common shares are subject to the prior dividend rights of any holders of our Series A Preferred Stock at any time outstanding. Additionally, the terms of the Series A Preferred Stock currently prohibit us from paying cash dividends in excess of $0.17 per share. See “Price Range of Common Shares and Dividends.”

Our results of operations depend upon the results of operations of our subsidiaries.

We are a holding company that conducts substantially all of our operations through our bank and other subsidiaries. As a result, our ability to make dividend payments on our common shares will depend primarily upon the receipt of dividends and other distributions from our subsidiaries. There are various regulatory restrictions on the ability of our bank subsidiary to pay dividends or make other payments to us. As of the close of business on March 31, 2009, our bank subsidiary had an additional $11.8 million available to pay dividends to us without prior regulatory approval and without affecting its status as “well-capitalized” under FDIC defined capital categories.

Our common shares are equity and are subordinate to our existing and future indebtedness and the Series A Preferred Stock, and effectively subordinated to all the indebtedness and other non-common equity claims against our subsidiaries.

Our common shares are equity interests in us and do not constitute indebtedness. Accordingly, our common shares will rank junior to all of our indebtedness and to other non-equity claims on First Financial Bancorp. with respect to assets available to satisfy claims on First Financial Bancorp. Additionally, holders of our common shares are subject to the prior dividend and liquidation rights of holders of our outstanding Series A Preferred Stock, if any. Furthermore, our right to participate in a distribution of assets upon any of our subsidiaries’ liquidation or reorganization is subject to the prior claims of that subsidiary’s creditors, including holders of any Series A Preferred Stock. The Series A Preferred Stock held by the U.S. Treasury has an aggregate liquidation preference of $80 million. The terms of the Series A Preferred Stock currently prohibit us from paying dividends with respect to our common shares unless all accrued and unpaid dividends for all completed dividend periods with respect to the Series A Preferred Stock have been paid.

In addition, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise, and thus your ability as a holder of our common shares to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, our common shares will effectively be subordinated to all existing and future liabilities and obligations of our subsidiaries.

At March 31, 2009, our subsidiaries’ total deposits and borrowings were approximately $3.4 billion.

There can be no assurance that we will determine to repurchase the Series A Preferred Stock and the Warrant or that our regulators would approve such redemption and repurchase.

We have not determined if or when we will seek the approval of our regulators to repurchase the Series A Preferred Stock and the Warrant. Such repurchases may be with the proceeds from this offering, as described in “Use of Proceeds,” and are subject to regulatory approval. There can be no assurance when or if the Series A Preferred Stock and Warrant can be repurchased. Until such time as the Series A Preferred Stock and the Warrant is repurchased, we will remain subject to the terms and conditions set forth in the Securities Purchase Agreement, the Series A Preferred Stock and the Warrant, which, among other things, require us to obtain regulatory approval to pay dividends on our common shares in excess of $0.17 per share and, with some exceptions, to repurchase our common shares. Further, our continued participation in the Capital Purchase Program subjects us to increased regulatory and legislative oversight. The recently enacted American Recovery and Reinvestment Act of 2009 (“ARRA”) includes amendments to the executive compensation provisions of the Emergency Economic Stabilization Act of 2008 (“EESA”), under which the Capital Purchase Program was established, all of which apply to us, as a result of our participation in the Capital

Purchase Program. The ARRA amendments also impose restrictions on excessive or luxury expenditures. The full scope and impact of these amendments is uncertain and difficult to predict. ARRA directs the Secretary of the Treasury to adopt standards that will implement the amended provisions of EESA and directs the SEC to issue rules in connection with certain of the amended provisions, but the particular scope of those standards and rules, and the timing of their issuance, is not known. These new and any future legal requirements and implementing standards under the Capital Purchase Program may have unforeseen or unintended adverse effects on the financial services industry as a whole, and particularly on Capital Purchase Program participants such as ourselves. They may require significant time, effort, and resources on our part to ensure compliance, and the evolving regulations concerning executive compensation may impose limitations on us that affect our ability to compete successfully for executive and management talent. For additional information concerning our participation in the Capital Purchase Program, see “Item 1. Business” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

The Series A Preferred Stock reduces the net income available to our common shareholders and earnings per common share.

The dividends declared and the accretion on discount on our Series A Preferred Stock will reduce the net income available to common shareholders and our earnings per common share. The Series A Preferred Stock will also receive preferential treatment in the event of our liquidation, dissolution or winding-up.

Anti-takeover provisions and restrictions on ownership could negatively impact our shareholders.

Provisions of Ohio law and our articles of incorporation and code of regulations could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. These provisions could make it more difficult for a third party to acquire us even if an acquisition might be in the best interest of our shareholders. Additionally, the Bank Holding Company Act of 1956 (the “Bank Holding Company Act”) requires any bank holding company (as defined in that Act) to obtain the approval of the Federal Reserve Board prior to acquiring more than 5% of our outstanding common shares. Any person other than a bank holding company is required to obtain prior approval of the Board of Governors of the Federal Reserve System to acquire 10% or more of our outstanding common shares under the Change in Bank Control Act. Any holder of 25% or more of our outstanding common shares, other than an individual, is subject to regulation as a bank holding company, under the Bank Holding Company Act.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $    (or approximately $    if the underwriters exercise their over-allotment option in full), after underwriting discounts and estimated expenses payable by us. We intend to use the net proceeds of this offering for general corporate purposes, which may include, without limitation, investments at the holding company level, providing capital to support the bank’s assets and deposit growth, acquisitions or other business combinations and reducing or refinancing existing debt. Depending upon the amount of net proceeds we receive from this offering, among other things, we may also seek the approval of our regulators to repurchase the Series A Preferred Stock and the Warrant with the proceeds of this offering and other cash available to us. We have not determined if, or when, we will seek the approval of our regulators to repurchase the Series A Preferred Stock and the Warrant. Such repurchases are subject to regulatory approval.

As a result, the precise amounts and timing of the application of proceeds will depend upon the amount of net proceeds we receive from this offering, our funding requirements and the availability of other funds. Allocations of the proceeds to specific purposes have not been made at the date of this prospectus supplement.

PRICE RANGE OF COMMON SHARES AND DIVIDENDS

Our common shares trade on the Nasdaq Global Select market under the symbol “FFBC.” As of June 1, 2009, there were 37,425,183 common shares issued and outstanding. As of May 28, 2009, there were approximately 8,500 shareholders of record. The following table provides the high and low closing sales price per share during the periods indicated, as reported on the Nasdaq Global Select market, and cash dividends paid per common share during such periods.

	Low Sale Price	High Sale Price	Common Share Dividend
2009:
Second Quarter (through June 1, 2009)	$7.66	$12.00	$0.10
First Quarter	5.58	12.10	0.17
2008:
Fourth Quarter	$10.81	$14.30	$0.17
Third Quarter	8.10	14.80	0.17
Second Quarter	9.20	13.88	0.17
First Quarter	10.19	13.81	0.17
2007:
Fourth Quarter	$10.12	$13.89	$0.16
Third Quarter	10.76	15.12	0.16
Second Quarter	14.43	15.72	0.16
First Quarter	14.83	16.76	0.16

The last reported sales price per common share on June 1, 2009, as reported by the Nasdaq Global Select market, was $9.35. Our most recent dividend of $0.10 per share, which was declared on February 25, 2009 for the second quarter of 2009, was paid on April 1, 2009 to the stockholders of record on March 6, 2009.

CAPITALIZATION

The following table sets forth our actual consolidated capitalization as of March 31, 2009, and as adjusted to give effect to the issuance of common shares of under this prospectus supplement at an assumed offering price of $9.35 per share (the last reported sale price of our common shares on June 1, 2009).

The following data should be read in conjunction with“Management's Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto incorporated by reference into this prospectus supplement from our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and our Quarterly Report on Form 10-Q for the period ended March 31, 2009, as well as financial information in the other documents incorporated by reference into this prospectus supplement.

(Dollars in thousands)

	At March 31, 2009
	Actual	As Adjusted
Long-term debt
Trust preferred securities	$20,620	$20,620
Federal Home Loan bank long-term debt	71,832	71,832
National Market Repurchase Agreement	65,000	65,000
Total long-term debt	157,452	157,452
Shareholders' equity
Preferred stock – $1,000 par value
Authorized – 80,000 shares
Issued and Outstanding – 80,000 shares	78,075	78,075
Common stock – no par value(1)
Authorized – 160,000,000 shares
Issued – 48,558,614 shares; 57,114,764 shares as adjusted	394,887	470,687
Retained earnings	77,695	77,695
Accumulated other comprehensive income (loss)	(8,564)	(8,564)
Treasury stock, at cost, 11,084,192 shares	(188,333)	(188,333)
Total shareholders' equity	353,760	429,560
Total capitalization(2)	$511,212	$587,012
Per Common Share
Common book value per share	$7.36	$7.64
Tangible common book value per share	$6.59	$7.02
Capital ratios
Tier 1 leverage ratio	9.51%	11.52%
Tier 1 risk-based capital ratio	12.16%	14.65%
Total risk-based capital ratio	13.39%	15.88%
Tangible equity to tangible assets (period end)	8.60%	10.40%
Tangible common equity to tangible assets (period end)	6.54%	8.38%

(1)	The gross proceeds of $80 million have been reduced by estimated issuance costs of $4.2 million, resulting in net proceeds to the company of $75.8 million.
(2)	Includes shareholders' equity and long-term debt.

DESCRIPTION OF CAPITAL SHARES

For purposes of this section, the terms “we,” “our” and “us” refer only to First Financial Bancorp. and not its subsidiaries.

The following description of our common shares and the Series A Preferred Stock is a summary only, is not complete and is subject to applicable provisions of the Ohio General Corporation law, as amended (the “OGCL”), and to our articles of incorporation, as amended (“Articles”) and our amended and restated regulations (“Regulations”). You should refer to, and read this summary together with, our Articles and Regulations to review all of the terms of our common shares and the Series A Preferred Stock.

General

Our Articles provide that we may issue up to 160 million common shares, without par value. As of March 31, 2009, 37,474,422 of our common shares were issued and outstanding. All outstanding common shares are fully paid and nonassessable. Our common shares are listed on the Nasdaq Global Select Market under the symbol “FFBC.”

Common Shares

Voting Rights

Each holder of common shares is entitled to cast one vote for each common share held of record on all matters submitted to a vote of shareholders, including the election of directors. The board of directors is divided into three classes as nearly equal in size as the total number of directors constituting the Board permits. The number of directors may be fixed or changed from time to time by the shareholders or the directors as discussed below, but, in any event, can be no less than nine and no more than twenty-five. Our directors are elected to three-year terms, with the term of office of one class expiring each year. Our shareholders annually elect only one of the three classes. This method of election could be considered an impediment for a takeover of control of the Company by third parties.

The size of the board of directors can be increased or decreased at any time by: (a) the affirmative vote of two-thirds of the whole authorized number of directors, or (b) the affirmative vote of the holders of at least two-thirds of the outstanding voting power of the Company, voting as a single class, at a meeting of shareholders, at which a quorum is present, called for the purposes of electing directors. The Company’s board of directors may not, under provisions of the Regulations, increase the authorized number of directors by more than three positions during any period between annual meetings.

As permitted by law, the Articles provide that the holders of common shares do not have preemptive rights or the right to exercise cumulative voting in the election of directors.

Dividends, Liquidation and Other Rights

Holders of common shares are entitled to participate equally in dividends or other distributions when, as and if declared by the Board of Directors out of funds legally available therefor. Subject to certain regulatory restrictions, dividends may be paid in cash, property or common shares, unless the Company is insolvent or the dividend payment would render it insolvent.

Holders of our common shares have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. Our board of directors may be issue additional common shares or rights to purchase common shares without the approval of our shareholders.

Transfer Agent and Registrar

Subject to compliance with applicable federal and state securities laws, our common shares may be transferred without any restrictions or limitations. The transfer agent and registrar for our common shares is Registrar and Transfer Company.

Series A Preferred Stock

On December 23, 2008, pursuant to the U.S. Treasury’s Capital Purchase Program, we issued to the U.S. Treasury 80,000 shares of Series A Preferred Stock, having a liquidation amount per share equal to $1,000 for a total price of $80 million. The Series A Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year. We may not repurchase the Series A Preferred Stock during the first three years except with the proceeds from a “qualified equity offering” (as defined in our articles of incorporation). However, under the ARRA, we may repurchase the Series A Preferred Stock without a “qualified equity offering,” subject to the approval of our primary federal regulator. After three years, we may, at our option, repurchase the Series A Preferred Stock at par value plus accrued and unpaid dividends. The Series A Preferred Stock is generally non-voting, but does have the right to vote as a class on the issuance of any preferred stock ranking senior, any change in its terms or any merger, exchange or similar transaction that would materially and adversely affect its rights. The holder(s) of Series A Preferred Stock also have the right to elect two directors if dividends have not been paid for six dividend periods, whether or not consecutive. Such right to elect directors will end when all accrued and unpaid dividends on all outstanding shares of Series A Preferred Stock for all past dividend periods have been paid in full. Prior to December 23, 2011, unless we have redeemed all of the Series A Preferred Stock or the U.S. Treasury has transferred all of the Series A Preferred Stock to third parties, the consent of the U.S. Treasury will be required for us to, among other things, repurchase or redeem common shares or any other capital stock except in limited circumstances. We may not redeem the Series A Preferred Stock without necessary bank regulatory approval.

Warrant

As part of its purchase of the Series A Preferred Stock, on December 23, 2008 the U.S. Treasury was issued the Warrant, which grants the U.S. Treasury the right to purchase 930,233 common shares at an initial exercise price of $12.90 per share. The Warrant provides for the adjustment of the exercise price and the number of common shares issuable upon exercise pursuant to customary anti-dilution provisions, such as upon stock splits or distributions of securities or other assets to holders of our common shares, and upon certain issuances of our common shares (except in certain permitted transactions, including registered offerings such as this one) at or below a specified price relative to the initial exercise price. The Warrant expires ten years from the issuance date. If, on or prior to December 31, 2009, we receive aggregate gross cash proceeds of not less than $80 million from “qualified equity offerings” announced after October 13, 2008, the number of common shares issuable pursuant to the U.S. Treasury's exercise of the Warrant will be reduced by one-half of the original number of shares, taking into account all adjustments, underlying the Warrant. Pursuant to the Purchase Agreement, the U.S. Treasury has agreed not to exercise voting power with respect to any common shares issued upon exercise of the Warrant. Under the ARRA, the Warrant would be liquidated upon our repurchase of the Series A Preferred Stock.

DIVIDEND POLICY

While we may seek the approval of our board of directors and regulators to repurchase the Series A Preferred Stock with the proceeds of this offering, as described in “Use of Proceeds,” currently, our ability to declare or pay dividends on, or purchase, repurchase or otherwise acquire, common shares is subject to certain restrictions in the event that we fail to pay or set aside full dividends on the Series A Preferred Stock for all past dividend periods. In addition, while we may seek the approval of our board of directors and regulators to repurchase the Series A Preferred Stock with the proceeds of this offering, as described in “Use of Proceeds,” currently, pursuant to the Securities Purchase Agreement, prior to the earliest of December 23, 2011, the redemption of all of the Series A Preferred Stock or the transfer by the U.S. Treasury of all of its shares of Series A Preferred Stock to third parties, we must obtain regulatory approval to pay dividends on our common shares in excess of $0.17 per share. In addition, as a bank holding company, our ability to declare and pay dividends is subject to the guidelines of the Federal Reserve regarding capital adequacy and dividends. The Federal Reserve guidelines generally require us to review the effects of the cash payment of dividends on common stock and other Tier 1 capital instruments (i.e., perpetual preferred stock and trust preferred debt) on our financial condition. The guidelines also require that we review our net income for the current and past four quarters, and the level of dividends on common stock and other Tier 1 capital instruments for those periods, as well as our projected rate of earnings retention.

The amount of future dividends will depend upon earnings, financial condition, capital requirements and other factors, and will be determined by our board of directors on a quarterly basis.

UNDERWRITING

We are offering our common shares described in this prospectus supplement in an underwritten offering in which Sandler O’Neill & Partners, L.P. and Keefe, Bruyette & Woods, Inc. are acting as representatives of the underwriters named below. We have entered into an underwriting agreement with Sandler O’Neill & Partners, L.P. and Keefe, Bruyette & Woods, Inc., acting as representatives of the underwriters named below, with respect to the common shares being offered. Subject to the terms and conditions stated in the underwriting agreement, each underwriter has severally agreed to purchase the respective number of common shares set forth opposite its name below.

Name	Number of Common Shares
Sandler O’Neill & Partners, L.P
Keefe, Bruyette & Woods, Inc.
Janney Montgomery Scott LLC
Raymond James & Associates, Inc.
Total

The underwriting agreement provides that the obligations of the underwriters to purchase our common shares depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us are true and agreements have been performed;
•	there is no material adverse change in our business; and
•	we deliver customary closing documents.

Subject to these conditions, the underwriters are committed to purchase and pay for all of our common shares offered by this prospectus supplement, if any such shares are taken. However, the underwriters are not obligated to take or pay for our common shares covered by the underwriter’s over-allotment option described below, unless and until such option is exercised.

Our common shares are listed on the Nasdaq Global Select Market under the symbol “FFBC.”

Over-Allotment Option.  We have granted an option to the underwriters to purchase, exercisable no later than 30 days after the date of the underwriting agreement, up to        additional common shares at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. We will be obligated to sell these common shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option solely to cover any over-allotments made in connection with the sale of our common shares offered by this prospectus supplement.

Commissions and Expenses.  The underwriters propose to offer our common shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at the public offering price less a concession not in excess of $   per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $   per share on sales to brokers and dealers. After the public offering of our common shares, the underwriters may change the offering price, concessions and other selling terms.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common shares.

	Per Share	Total Without Over-Allotment Exercise	Total With Over-Allotment Exercise
Public offering price	$	$	$
Underwriting discount and commissions payable by us	$	$	$
Proceeds to us, before expenses	$	$	$

We estimate that our total expenses for this offering, exclusive of underwriting discounts and commissions, will be approximately $4.2 million, and are payable by us.

Indemnity.  We have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Lock-Up Agreement.  We, and each of our directors and executive officers, have agreed for a period of 90 days after the date of this prospectus supplement, subject to certain exceptions, to not sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge, directly or indirectly, any common shares or securities convertible into, exchangeable or exercisable for any common shares or warrants or other rights to purchase common shares or any other securities of the company that are substantially similar to our common shares without, in each case, the prior written consent of Sandler O’Neill & Partners, L.P. and Keefe, Bruyette & Woods, Inc. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transactions or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common shares, whether such transaction would be settled by delivery of common shares or other securities, in cash or otherwise. The 90-day restricted period described above will be automatically extended if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day restricted period, we announce we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restricted period will continue to apply until the expiration of the 18-day period beginning on the date on which the earnings release is issued or the material news or material event related to us occurs.

Stabilization.  In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase common shares so long as the stabilizing bids do not exceed a specified minimum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common shares while the offering is in progress.
•	Over-allotment transactions involves sales of common shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position In a covered short position, the number of common shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.
•	Syndicate covering transactions involve purchases of common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.
•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common shares. These transactions may be effected on the Nasdaq Global Select Market, in the over-the-counter market or otherwise and if commenced, may be discontinued at any time.

Passive Market Making.  In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on the Nasdaq Global Select Market, may engage in passive market making transactions in our common shares on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Securities Act of 1933. Rule 103 permits passive market making activity by the participants in our common share offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common shares. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common shares during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Selling Restrictions

European Economic Area.  In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than £43,000,000 and (3) an annual net turnover of more than £50,000,000, as shown in its last annual or consolidated accounts; (c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or (d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom.  Each Underwriter has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Our Relationship with the Underwriters.  Sandler O’Neill & Partners, L.P. and Keefe, Bruyette & Woods, Inc. and some of their respective affiliates have performed and continue to perform investment banking and financial advisory services for us in the ordinary course of their respective businesses, and may have received, and may continue to receive, compensation for such services.

Sandler O’Neill & Partners, L.P. acted as a financial advisor to us in connection with the proposed Branch Acquisition. Sandler O’Neill has received a fee for such services and will receive an additional fee upon the closing of the acquisition.

Keefe, Bruyette & Woods, Inc. acted as a financial advisor to Peoples Community Bank in connection with the proposed Branch Acquisition. Keefe, Bruyette & Woods, Inc. has received a fee for such services and will receive an additional fee upon the closing of the acquisition.

An affiliate of Raymond James & Associates, Inc. provides us with certain securities brokerage services on a networking basis for certain of our customers.

Our common shares are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common shares as of the date hereof. Except where noted, this summary deals only with common shares that are held as a capital asset by a non-U.S. holder who purchases common shares in this offering.

A “non-U.S. holder” means a person (other than an entity that is treated as a partnership for U.S. federal income tax purposes) that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;
•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with any other U.S. federal, state, local, non-U.S., or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common shares, you should consult your tax advisors.

If you are considering the purchase of our common shares, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership of our common shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Distributions

Distributions paid to a non-U.S. holder of our common shares will constitute a “dividend” for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits as of the end of our taxable year of the distribution, as determined for U.S. federal income tax purposes. Any distributions that exceed both our current and accumulated earnings and profits would first constitute a non-taxable return of capital, which would reduce the basis in your shares, but not below zero, and thereafter would be treated as gain from the sale of stock (see “ — Gain on Disposition of Common Shares” below). Subject to the following paragraph, dividends on our common stock generally will be subject to withholding of U.S. federal income tax at a 30% gross rate, subject to any exemption or lower rate as may be specified by an applicable income tax treaty. Dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or, in the case of an individual non-U.S. holder, a fixed base) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any effectively connected dividends received by a non-U.S. individual holder may be subject to a U.S. federal income tax at lower rates applicable to capital gain, provided that certain conditions are satisfied. Any effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% gross rate, subject to exemption or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common shares who wishes to claim the benefit of an applicable treaty rate for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common shares are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common shares eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Shares

Any gain realized on the sale, exchange or other taxable disposition of our common shares generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder or, in the case of an individual non-U.S. holder, a fixed base);
•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or
•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such disposition and your holding period in the common shares, and (i) the non-U.S. holder beneficially owns, or has owned, more than 5% of the total fair value of our common shares at any time during the five-year period preceding such disposition, or (ii) our common shares cease to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a tax at a 30% gross rate, subject to any reduction or reduced rate under an applicable income tax treaty, on the net gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits, subject to any exemption or lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax

Our common shares held by an individual non-U.S. holder at the time of death generally will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding, currently at a 28% rate, for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and neither we nor the paying agent has actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common shares within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and neither the broker nor intermediary has actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

ANY AMOUNTS WITHHELD UNDER THE BACKUP WITHHOLDING RULES MAY BE ALLOWED AS A REFUND OR A CREDIT AGAINST A NON-U.S. HOLDER’S U.S. FEDERAL INCOME TAX LIABILITY PROVIDED THE REQUIRED INFORMATION IS TIMELY FURNISHED TO THE INTERNAL REVENUE SERVICE.

VALIDITY OF SECURITIES

Certain legal matters will be passed upon for us by Squire, Sanders & Dempsey L.L.P., counsel to First Financial Bancorp. Certain legal matters will be passed upon for the underwriters by Jones Day.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of our internal control over financial reporting as of December 31, 2008, as set forth in their reports, which are incorporated by reference in this prospectus supplement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

PROSPECTUS

$200,000,000

First Financial Bancorp.

Senior Debt Securities
Subordinated Debt Securities
Junior Subordinated Debt Securities
Common Shares
Purchase Contracts
Warrants
Guarantees

FFBC Capital Trust I
FFBC Capital Trust II
FFBC Capital Trust III
FFBC Capital Trust IV

Trust Preferred Capital Securities

Fully and unconditionally guaranteed by First Financial Bancorp. as described in the applicable prospectus supplement

We and/or the Trusts may offer and sell, from time to time, in one or more offerings, any combination of debt and equity securities that we describe in this prospectus having a total initial offering price not exceeding $200,000,000. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

First Financial Bancorp.’s common shares are traded on the Nasdaq Global Select Market under the symbol “FFBC”.

You should read this prospectus and any supplements carefully before you invest. Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors,” on page 6 of this prospectus and in the documents we file with the SEC that are incorporated in this prospectus by reference for certain risks and uncertainties you should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense in the United States.

These securities are unsecured and are not deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This prospectus is dated May 1, 2009.

Prospectus

i

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we and the Trusts filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Under this shelf registration statement, we may sell, either separately or together, senior debt securities, subordinated debt securities, junior subordinated debt securities, common shares, purchase contracts, units and warrants, in one or more offerings. In addition, we may offer to our existing shareholders subscription rights, which may or may not be transferable, to purchase additional shares of our common. The Trusts may sell trust preferred capital securities representing undivided beneficial interests in the Trusts, which may be guaranteed by us, to the public. We and the Trusts may use the shelf registration statement to sell, in one or more offerings, up to $200,000,000 of any securities registered, in any combination in an offering amount. This prospectus only provides you with a general description of the securities we and the Trusts may offer. Each time we or the Trusts sell securities, we will provide a supplement to this prospectus that contains specific information about the terms of the securities and the offering. A prospectus supplement may include a discussion of any risk factors or other special considerations applicable to those securities or to us or the Trusts. The supplement also may add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you should rely on the information in the prospectus supplement. You should carefully read both this prospectus and any supplement, together with the additional information described under the heading “Where You Can Find More Information” below.

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. That registration statement can be read at the SEC website or at the SEC office mentioned under the heading “Where You Can Find More Information” below.

We and the Trusts may sell securities to underwriters who will sell the securities to the public on terms fixed at the time of sale. In addition, the securities may be sold by us or the Trusts directly or through dealers or agents designated from time to time. If we or the Trusts, directly or through agents, solicit offers to purchase the securities, we and the Trusts reserve the sole right to accept and, together with any agents, to reject, in whole or in part, any of those offers.

Any prospectus supplement will contain the names of the underwriters, dealers or agents, if any, together with the terms of offering, the compensation of those underwriters and the net proceeds to us and the Trusts. Any underwriters, dealers or agents participating in the offering may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).

Unless the context requires otherwise, references to (1) “First Financial Bancorp.”, “First Financial”, the “Company”, “we”, “our”, “ours” and “us” are to First Financial Bancorp. and its subsidiaries, and (2) the “Trusts” are to FFBC Capital Trust I, FFBC Capital Trust II, FFBC Capital Trust III and FFBC Capital Trust IV, each of which is a Delaware statutory trust.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents listed below and any future filings (other than current reports or portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K) made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until we or any underwriters sell all of the securities:

•	Annual Report on Form 10-K for the year ended December 31, 2008;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009; and
•	Current Report on Form 8-K filed on February 2, 2009, April 6, 2009 and April 16, 2009.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

First Financial Bancorp.
4000 Smith Rd., Suite 400
Cincinnati, OH 45209
Telephone: (877) 322-9530
Attention: Investor Relations

The Trusts have no separate financial statements. The Trusts’ financial statements would not be material to holders of the trust preferred capital securities because the Trusts have no independent operations.

Unless otherwise indicated, currency amounts in this prospectus and in any applicable prospectus supplement are stated in United States dollars.

You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement. We have not authorized anyone else to provide you with additional or different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement or any document incorporated by reference is accurate as of any date other than the dates of the applicable documents.

SPECIAL CAUTIONARY NOTICE
REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the “Act”). In addition, certain statements in future filings by us with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with our approval which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to, projections of revenues, income or loss, earnings or loss per share, the payment or non-payment of dividends, capital structure and other financial items; statements of plans and objectives of us or our management or Board of Directors; and statements of future economic performance and statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “intends,” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to,

•	management’s ability to effectively execute its business plan;
•	the risk that the strength of the United States economy in general and the strength of the local economies in which we conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on our loan portfolio and allowance for loan and lease losses;
•	the ability of financial institutions to access sources of liquidity at a reasonable cost;
•	the impact of recent upheaval in the financial markets and the effectiveness of domestic and international governmental actions taken in response, such as the U.S. Treasury’s Troubled Asset Relief Program (“TARP”) and the FDIC’s Temporary Liquidity Guarantee Program, and the effect of such governmental actions on us, our competitors and counterparties, financial markets generally and availability of credit specifically, and the U.S. and international economies, including potentially higher FDIC premiums arising from participation in the Temporary Liquidity Guarantee Program or from increased payments from FDIC insurance funds as a result of depositary institution failures;

•	the effects of and changes in policies and laws of regulatory agencies;
•	inflation, interest rates, market and monetary fluctuations;
•	technological changes;
•	mergers and acquisitions;
•	our ability to increase market share and control expenses;
•	our success in recruiting and retaining the necessary personnel to support business growth and expansion and maintain sufficient expertise to support increasingly complex products and services;
•	the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as the Financial Accounting Standards Board and the SEC;
•	monetary and fiscal policies of the Board of Governors of the Federal Reserve System and the U.S. Government and other governmental initiatives affecting the financial services industry;
•	adverse changes in the debt and securities markets;
•	our ability to manage loan delinquency and charge off rates and changes in estimation of the adequacy of the allowance for loan losses;
•	the uncertainties arising from our participation in the TARP – Capital Purchase Program, including impacts on employee recruitment and retention and other business practices, and uncertainties concerning the potential redemption of the U.S. Treasury’s preferred stock investment under the program, including the timing of, regulatory approvals for, and conditions placed upon, any such redemption;
•	the costs and effects of litigation and of unexpected or adverse outcomes in such litigation, including settlements and judgments; and
•	our success at managing the risks involved in the foregoing.

Such forward-looking statements are meaningful only on the date when such statements are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such a statement is made to reflect the occurrence of unanticipated events.

PROSPECTUS SUMMARY

Under this shelf registration statement to which this prospectus is a part, we and the Trusts may sell up to $200,000,000 of securities, consisting of one or any combination or combinations of securities, described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. This prospectus describes the securities and the Trusts’ trust preferred capital securities that may be offered.

We may offer any of the following securities or any combination of these securities from time to time:

•	senior debt securities;
•	subordinated debt securities;
•	junior subordinated debt securities;
•	common shares;
•	purchase contracts;
•	units;
•	warrants;
•	rights; and
•	guarantees.

From time to time, each Trust may:

•	offer trust preferred capital securities representing undivided preferred beneficial interests in the Trust to the public;
•	offer common securities representing undivided common beneficial interests in the Trust to us; and
•	use the proceeds from the issuance of these securities to buy an equal principal amount of our junior subordinated debt securities.

This prospectus, including the following summary, describes the general terms that may apply to the securities; the specific terms of any particular securities that we may offer will be described in a separate supplement to this prospectus.

Debt Securities

We may offer several different types of debt securities. For any particular debt securities we offer, the applicable prospectus supplement will describe the terms of the debt securities, and will include for each series of debt securities, the initial public offering price, designation, priority, aggregate principal amount (including whether determined by reference to an index), currency, denomination, premium, maturity, interest rate (including whether fixed, floating or otherwise), time of payment of any interest, any terms for mandatory or optional redemption and other terms. We will issue senior and subordinated debt, including subordinated and junior subordinated debt securities, under separate indentures to be entered into by and between us and Wilmington Trust Company, as trustee. Debt securities may be convertible into our common shares, as described in a prospectus supplement.

Common Shares

We may also offer our common shares and the applicable prospectus supplement will describe the terms of any such offer.

Purchase Contracts

We also may issue purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to holders, a fixed or varying number of our common shares at a future date or dates. The consideration per common share may be fixed at the time that purchase contracts are issued or may be determined by reference to a specific formula set forth in the purchase contracts. Any purchase contract may include anti-dilution provisions to adjust the number of shares issuable pursuant to such purchase contract upon the occurrence of certain events.

The purchase contracts may be issued separately or as a part of units consisting of a purchase contract, debt securities and preferred securities. These contracts, and the holders’ obligations to purchase our common shares under the purchase contracts may be secured by cash, certificates of deposit, U.S. government securities that will mature prior to or simultaneously with, the maturity of the purchase contract, standby letters of credit from an affiliated U.S. bank that is FDIC-insured or other collateral satisfactory to the Federal Reserve. The purchase contracts may require us to make periodic payments to holders of the purchase units, or vice versa, and such payments may be unsecured or prefunded and may be paid on a current or on a deferred basis.

Any one or more of the above securities, common shares or the purchase contracts or other collateral may be pledged as security for the holders’ obligations to purchase or sell, as the case may be, the common shares or the purchase contracts.

We also may offer two or more of the securities described in this prospectus in the form of a “unit,” including pursuant to a unit agreement. The unit may be transferable only as a whole, or the securities comprising a unit may, as described in the prospectus supplement, be separated and transferred by the holder separately. There may or may not be an active market for units or the underlying securities, and not all the securities comprising a unit may be listed or traded on a securities exchange or market.

Warrants

We may offer warrants to purchase our senior debt securities, subordinated debt securities, common shares or any combination of these securities, either independently or together with any other securities. For any particular warrants we offer, the applicable prospectus supplement will describe: the underlying securities; the expiration date; the exercise price or the manner of determining the exercise price; the amount and kind, or the manner of determining the amount and kind, of securities to be delivered upon exercise; the date after which the warrants are separately transferable; any provisions for adjustments in the exercise price or the number of securities issuable upon exercise of the warrants; and any other specific terms.

We may issue the warrants under one or more warrant agreements between us and one or more warrant agents. The warrant agents will act solely as our agents in connection with the warrants and will not assume any obligation or relationship of agency for or on behalf of holders or beneficial owners of warrants.

We may offer rights to our existing shareholders to purchase additional common shares of ours. For any particular subscription rights, the applicable prospectus supplement will describe the terms of such rights, including the period during which such rights may be exercised, the manner of exercising such rights, the transferability of such rights and the number of common shares that may be purchased in connection with each right and the subscription price for the purchase of such common shares. In connection with a rights offering, we may enter into a separate agreement with one or more underwriters or standby purchasers to purchase any of our common shares not subscribed for in the rights offering by existing shareholders, which will be described in the applicable prospectus supplement.

Guarantees

We, as the guarantor, will fully and unconditionally guarantee each Trust’s payment obligations under the trust preferred capital securities issued by such Trust. In the event of a default in payment by a Trust, holders may institute legal proceedings directly against us to enforce the Trust’s obligations without first proceeding against such Trust. The guarantees will constitute unsecured obligations of us ranking junior and subordinate in right of payment to all of our outstanding senior debt and subordinated debt securities.

Trust Preferred Capital Securities

Each Trust may issue trust preferred capital securities under an amended and restated trust agreement to be entered into by and between us and Wilmington Trust Company, as trustee. The applicable prospectus supplement will describe the terms of such trust preferred capital securities and the offering, including designation of the securities; liquidation amount; distribution terms and conditions; whether such securities are to be issued in book-entry form; rights or obligations with respect to junior subordinated debt securities issued by us to the Trust; and other rights, limitations, restrictions of such securities.

If any securities are to be listed or quoted on a securities exchange or quotation system, the applicable prospectus supplement will so indicate. Our common shares are listed on the Nasdaq Global Select Market and trades under the symbol “FFBC”.

RISK FACTORS

Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in the applicable prospectus supplement and in our most recent Annual Report on Form 10-K, and in our updates to those Risk Factors in our Quarterly Reports on Form 10-Q, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances. In addition to those risk factors, there may be additional risks and uncertainties of which management is not aware or focused on or that management deems immaterial. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Three Months Ended March 31,		Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	5.28x	7.76x	4.66x	7.13x	3.94x	3.75x	4.10x
Including interest on deposits	1.74x	1.56x	1.50x	1.61x	1.38x	1.77x	2.07x

For the purpose of computing the ratios of earnings to fixed charges, earnings consist of consolidated income from continuing operations before income tax expense and fixed charges. Fixed charges exclude interest on uncertain tax positions which is classified with income tax expense in the consolidated financial statements.

FIRST FINANCIAL BANCORP.

We are a Cincinnati, Ohio based bank holding company with $3.8 billion in assets. Our banking subsidiary, First Financial Bank, N.A., founded in 1863, provides retail and commercial banking products and services, and investment and insurance products through its 82 retail banking locations in Ohio, Kentucky and Indiana. The bank’s wealth management division, First Financial Wealth Resource Group, provides investment management, traditional trust, brokerage, private banking, and insurance services, and has approximately $1.6 billion in assets under management.

Our principal executive offices are located at 4000 Smith Road, Cincinnati, Ohio 45209 and our telephone number at that address is (513) 979-5782. We maintain an Internet website at www.bankatfirst.com. We are not incorporating the information on our website into this prospectus, and neither this website nor the information on this website is included or incorporated in, or is a part of, this prospectus.

THE TRUSTS

Each of the Trusts is a Delaware statutory trust created by a certificate of trust that we filed with the Delaware Secretary of State with respect to such Trust. A statutory trust is a separate legal entity that can be formed for the purpose of holding property. For tax purposes, the Trusts are grantor trusts. A grantor trust is a trust that does not pay federal income tax if it is formed solely to facilitate direct investment in the assets of the trust and the trustee cannot change the investment. We created each of the Trusts for the limited purpose of: issuing trust preferred capital securities and common securities, which we refer to collectively as the “trust securities,” and which represent undivided beneficial interests in the assets of the Trust; investing the gross proceeds that each trust receives from the issuance of its trust securities in our junior subordinated debt securities. The aggregate liquidation amount of the trust securities issued by each Trust will equal to the aggregate principal amount of junior subordinated debt securities issued by us to such Trust; distributing the interest received by each Trust on our junior subordinated debt securities owned by the Trust to the holders of the trust securities; and carrying out such limited activities that are necessary for or incidental to issuing the trust securities and investing in our junior subordinated debt securities.

The purchasers of the trust preferred capital securities that the Trusts may issue will collectively own all of the Trusts’ trust preferred capital securities, and we will own all of the Trusts’ common securities. Each Trust is subject to the terms of its trust agreement that we have executed as the depositor of the Trust and which has also been executed by trustees of the Trust. At the time a Trust issues any trust preferred capital securities, the applicable trust agreement will be amended and restated to set the terms of the trust preferred capital securities, which we call the “amended trust agreement.” The terms of the common securities will also be contained in the amended trust agreement and the common securities generally will rank equally, and payments will be made ratably, with the trust preferred capital securities. However, if there are certain continuing payment events of default under the junior subordinated indenture and any supplemental indenture which contains the terms of the junior subordinated debt securities, our rights as holder of the common securities to distributions, liquidation, redemption and other payments from the Trusts will be subordinated to the rights to those payments of the holders of the trust preferred capital securities. Each Trust will use the proceeds from the sale of the trust preferred capital securities and the common securities to invest in junior subordinated debt securities that we will issue to such Trust. The trust preferred capital securities will be guaranteed by us in the manner described later in this prospectus.

The junior subordinated debt securities will be the Trusts’ only assets, and the interest we pay on our junior subordinated debt securities will be the only revenue of the Trusts. Unless stated otherwise in the applicable prospectus supplement, the amended trust agreements will not permit the Trusts to acquire any assets other than the junior subordinated debt securities or to issue any securities other than the trust securities or to incur any other indebtedness. The Trusts will not carry on any active business operations.

Each Trust may be dissolved under the terms of its amended trust agreement and will otherwise dissolve upon the expiration date set forth in each Trust’s amended and restated trust agreement. The trustees of each Trust will conduct the business and affairs of the Trust. As holder of the common securities, we will be entitled to appoint, remove, replace or increase or reduce the number of trustees, subject to certain conditions set forth in the amended trust agreements. The amended trust agreements will govern the duties of the trustees. Each Trust will have a Delaware trustee, administrative trustees and a property trustee. The Delaware trustee and the property trustee will be unaffiliated with us while the administrative trustees will be employees, officers or affiliates of ours. The property trustee will be a financial institution that is not affiliated with us and that has a minimum of combined capital and surplus of at least $50 million. The property trustee will act as indenture trustee for the purpose of compliance with the provisions of the Trust Indenture Act of 1939 (the “Trust Indenture Act”). The Delaware trustee will have its principal place of business in the State of Delaware.

The property trustee and Delaware trustee of each Trust is Wilmington Trust Company, and its address in the State of Delaware is Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890. The principal place of business of each Trust is c/o First Financial Bancorp., 4000 Smith Road, Cincinnati, Ohio 45209 and the telephone number at that address is (513) 979-5782. We or any subsequent holder of the Trusts’ common securities will pay all fees and expenses related to the Trusts and the offering of the trust preferred capital securities and will pay all ongoing costs and expenses of the Trusts.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities that may be offered under this prospectus as set forth in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

We and the Trusts may sell securities offered under this prospectus: through underwriters or dealers; through agents; or directly to one or more purchasers.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time, or at negotiated prices.

For each type and series of securities offered, the applicable prospectus supplement will set forth the terms of the offering, including, without limitation: the initial public offering price; the names of any underwriters, dealers or agents; the purchase price of the securities; the use of proceeds to us and the Trusts from the sale of the securities; any underwriting discounts, agency fees, or other compensation payable to underwriters or agents; any discounts or concessions allowed or re-allowed or repaid to dealers; and the securities exchanges on which the securities will be listed, if any.

If we or the Trusts use underwriters in any sale of securities offered under this prospectus, the underwriters will buy the securities for their own account. The underwriters may then resell the securities in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale or thereafter. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities offered if they purchase any securities. The initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. In connection with an offering, underwriters and their affiliates may engage in transactions to stabilize, maintain or otherwise affect the market price of the securities in accordance with applicable law.

Underwriters or agents may make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market” offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on the Nasdaq Global Select Market, the existing trading market for our common shares, or sales made to or through a market maker other than on an exchange.

If we or the Trusts use dealers in any sale of securities offered under this prospectus, the securities will be sold to such dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by such dealers at the time of resale. If agents are used in any sale of securities offered under this prospectus, they will use their reasonable best efforts to solicit purchases for the period of their appointment. If securities offered under this prospectus are sold directly, no underwriters, dealers or agents would be involved. We and the Trusts are not making an offer of securities in any state that does not permit such an offer.

Underwriters, dealers and agents that participate in any distribution of securities may be deemed to be underwriters as defined in the Securities Act. Any discounts, commissions or profit they receive when they resell the securities may be treated as underwriting discounts and commissions under the Securities Act. We and the Trusts expect that any agreements we may enter into with underwriters, dealers and agents will include provisions indemnifying them against certain civil liabilities, including certain liabilities under the Securities Act, or providing for contributions with respect to payments that they may be required to make.

We may authorize underwriters, dealers or agents to solicit offers from certain institutions whereby the institution contractually agrees to purchase the securities offered under this prospectus from us or the Trusts on a future date at a specific price. This type of contract may be made only with institutions that we specifically approve. Such institutions could include banks, insurance companies, pension funds, investment companies and educational and charitable institutions. The underwriters, dealers or agents will not be responsible for the validity or performance of these contracts.

Sales of securities offered under this prospectus also may be effected by us or the Trusts from time to time in one or more types of transactions (which may include block transactions, special offerings, exchange distributions, secondary distributions or purchases by a broker or dealer) on the Nasdaq Global Select Market or any other national securities exchange or automated trading and quotation system on which our common shares or other securities are listed, in the over-the-counter market, in transactions otherwise than on such exchanges and systems or the over-the-counter market, including negotiated transactions, through options transactions relating to the shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, at negotiated prices or at fixed prices. Such transactions may or may not involve brokers or dealers. Any of our common shares offered under this prospectus will be listed on the Nasdaq Global Select Market, subject to notice of issuance.

Each issue of a new series of debt securities, purchase contracts, units, warrants, rights and trust preferred capital securities will be a new issue of securities with no established trading market, except as indicated in the applicable prospectus supplement. It has not been established whether the underwriters, if any, of the securities offered under this prospectus will make a market in these securities. If a market in any series of debt securities, purchase contracts, units, warrants, rights and trust preferred capital securities is made by any such underwriters, such market-making may be discontinued at any time without notice. We can give no assurance as to the liquidity of the trading market of these securities.

In order to facilitate the offering of any of the securities offered under this prospectus, the underwriters with respect to any such offering may, as described in the prospectus supplement, engage in transactions that stabilize, maintain or otherwise affect the price of the securities or any other securities the prices of which may be used to determine payments on these securities. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in these securities for their own accounts. In addition, to cover over-allotments or to stabilize the price of these securities or of any other securities, the underwriters may bid for, and purchase, these securities or any other securities in the open market. Finally, in any offering of the securities offered under this prospectus through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing these securities in the offering, if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of these securities above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time, all as described in the applicable prospectus supplement.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related borrowings of securities. The third party in such sale transactions will be underwritten, and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

If so indicated in the applicable prospectus supplement, one or more firms, which we refer to as “remarketing firms,” acting as principals for their own accounts or as agents for us, may offer and sell the securities offered under this prospectus as part of a remarketing upon their purchase, in accordance with their terms. We will identify any remarketing firm, the terms of its agreement, if any, with us and its compensation in the applicable prospectus supplement.

Remarketing firms, agents, underwriters and dealers may be entitled under agreements with us to indemnification by or contribution from us against some civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Any person participating in the distribution of securities will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including without limitation, Regulation M, which may limit the timing of transactions involving the securities offered under this prospectus. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of such securities to engage in market-making activities with respect to the particular securities being distributed. All of the above may affect the marketability of the securities offered under this prospectus and the ability of any person or entity to engage in market-making activities with respect to such securities.

Under the securities law of various states, the securities offered under this prospectus may be sold in those states only through registered or licensed brokers or dealers. In addition, in various states the securities offered under this prospectus may not be offered and sold unless such state securities have been registered or qualified for sale in the state or an exemption from such registration or qualification is available and is complied with.

DESCRIPTION OF DEBT SECURITIES

The debt securities we are offering will constitute senior debt securities, subordinated debt securities or junior subordinated debt securities. The senior debt securities, the subordinated debt securities and the junior subordinated debt securities will be issued under three separate indentures to be entered into between us and Wilmington Trust Company, as trustee. A copy of the form of each indenture has been filed as an exhibit to the registration statement of which this prospectus forms a part.

The following summaries of certain provisions of the indentures are not complete. You should read all of the provisions of the indentures, including the definitions of certain terms. These summaries set forth certain general terms and provisions of the securities to which any prospectus supplement may relate. The provisions will be described in the applicable prospectus supplement.

Since we are a holding company, our right, and accordingly, the right of our creditors and shareholders, including the holders of the securities offered by this prospectus and any prospectus supplement, to participate in any distribution of assets of any of our subsidiaries upon its liquidation, reorganization or similar proceeding is subject to the prior claims of creditors of that subsidiary, except to the extent that our claims as a creditor of the subsidiary may be recognized.

Terms of the Securities

The securities will be not be secured by any of our assets. Neither the indentures nor the securities will limit or otherwise restrict the amounts of other indebtedness which we may incur, or the amount of other securities that we may issue. Although the total amount of debt securities we may offer under this prospectus will be limited to $200,000,000 in aggregate principal amount, the indentures do not limit the principal amount of any particular series of securities. All of the securities issued under each of the indentures will rank equally and ratably with any additional securities issued under the same indenture. The subordinated debt securities and junior subordinated debt securities will be subordinated as described below under “Subordination.”

Each prospectus supplement will specify the particular terms of the securities offered. These terms may include: the title of the securities; any limit on the aggregate principal amount of the securities; the priority of payments on the securities; the issue price or prices (which may be expressed as a percentage of the aggregate principal amount) of the securities; the date or dates, or the method of determining the dates, on which the securities will mature; the interest rate or rates of the securities, or the method of determining those rates; the interest payment dates, the dates on which payment of any interest will begin and the regular record dates; whether the securities will be issuable in temporary or permanent global form and, if so, the identity of the depositary for such global security, or the manner in which any interest payable on a temporary or permanent global security will be paid; any terms relating to the conversion of the securities into our common shares, including, without limitation, the time and place at which such securities may be converted, the conversion price and any adjustments to the conversion price and any other provisions that may applicable; any sinking fund or similar provisions applicable to the securities; any mandatory or optional redemption provisions applicable to the securities; the denomination or denominations in which securities are authorized to be issued; whether any of the securities will be issued in bearer form and, if so, any limitations on issuance of such bearer securities (including exchanges for registered securities of the same series); information with respect to book-entry procedures; whether any of the securities will be issued as original issue discount securities; each office or agency where securities may be presented for registration of transfer, exchange or conversion; the method of determining the amount of any payments on the securities which are linked to an index; if other than U.S. dollars, the currency or currencies in which payments on the securities will be payable, and whether the holder may elect payment to be made in a different currency; if other than the trustee, the identity of the registrar and/or paying agent; any defeasance of certain obligations by us pertaining to the series of securities; and any other specific terms of the securities.

Some of our debt securities may be issued as original issue discount securities. Original issue discount securities bear no interest or bear interest at below-market rates and will be sold at a discount below their stated principal amount. The prospectus supplement will also contain any special tax, accounting or other information relating to original issue discount securities or relating to certain other kinds of securities that may be offered, including securities linked to an index.

Acceleration of Maturity

If an event of default in connection with any outstanding series of securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding securities of that series may declare the principal amount due and payable immediately. If the securities of that series are original issue discount securities, the holders of at least 25% in principal amount of those securities may declare the portion of the principal amount specified in the terms of that series of securities to be due and payable immediately. In either case, a written notice may be given to us, and to the trustee, if notice is given by the holders instead of the trustee. Subject to certain conditions, the declaration of acceleration may be revoked, and past defaults (except uncured payment defaults and certain other specified defaults) may be waived, by the holders of not less than a majority of the principal amount of securities of that series.

You should refer to the prospectus supplement relating to each series of securities for the particular provisions relating to acceleration of the maturity upon the occurrence and continuation of an event of default.

Registration and Transfer

Unless otherwise indicated in the applicable prospectus supplement, each series of the offered securities will be issued in registered form only, without coupons. The indentures will also allow us to issue the securities in bearer form only, or in both registered and bearer form. Any securities issued in bearer form will have interest coupons attached, unless they are issued as zero coupon securities. Securities in bearer form will not be offered, sold, resold or delivered in connection with their original issuance in the United States or to any United States person other than to offices of certain United States financial institutions located outside the United States.

Unless otherwise indicated in the applicable prospectus supplement, the debt securities we are offering will be issued in denominations of $1,000 or an integral multiple of $1,000. No service charge will be made for any transfer or exchange of the securities, but we may require payment of an amount sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

Payment and Paying Agent

We will pay principal, interest and any premium on fully registered securities in the designated currency or currency unit at the office of a designated paying agent. At our option, payment of interest on fully registered securities may also be made by check mailed to the persons in whose names the securities are registered on the days specified in the indentures or any prospectus supplement.

We will pay principal, interest and any premium on bearer securities in the designated currency or currency unit at the office of a designated paying agent or agents outside of the United States. Payments will be made at the offices of the paying agent in the United States only if the designated currency is U.S. dollars and payment outside of the United States is illegal or effectively precluded. If any amount payable on a security or coupon remains unclaimed at the end of two years after such amount became due and payable, the paying agent will release any unclaimed amounts, and the holder of the security or coupon will look only to us for payment.

The designated paying agent in the United States for the securities we are offering is provided in the indentures as deemed incorporated by references.

Global Securities

The securities of a series may be issued in whole or in part in the form of one or more global certificates (“Global Securities”) that will be deposited with a depositary that we will identify in a prospectus supplement. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. All Global Securities in bearer form will be deposited with a depositary outside the United States. Unless and until it is exchanged in whole or in part for individual certificates evidencing securities in definitive form represented thereby, a Global Security may not be transferred except as a whole by the depositary to a nominee of that depositary or by a nominee of that depositary to a depositary or another nominee of that depositary.

The specific terms of the depositary arrangements for each series of securities will be described in the applicable prospectus supplement.

Modification and Waiver

Each indenture provides that modifications and amendments may be made by us and the trustee with the consent of the holders of a majority in principal amount of the outstanding securities of each series affected by the amendment or modification. However, no modification or amendment may, without the consent of each holder affected: change the stated maturity date of the security; reduce the principal amount, any rate of interest, or any additional amounts in respect of any security, or reduce the amount of any premium payable upon the redemption of any security; change the time or place of payment, currency or currencies in which any security or any premium or interest thereon is payable; impair the holders’ rights to institute suit for the enforcement of any payment on or after the stated maturity date of any security, or in the case of redemption, on or after the redemption date; reduce the percentage in principal amount of securities required to consent to any modification, amendment or waiver under the indenture; modify, except under limited circumstances, any provision of the applicable indenture relating to modification and amendment of the indenture, waiver of compliance with conditions and defaults thereunder or the right of a majority of holders to take action under the applicable indenture; adversely affect any rights of conversion; in the case of the subordinated indenture and the junior subordinated indenture, alter the provisions regarding subordination of the subordinated debt securities and junior subordinated debt securities, respectively, in any way that would be adverse to the holders of those securities; reduce the principal amount of original issue discount securities which could be declared due and payable upon an acceleration of their maturity; or change our obligation to pay any additional amounts.

The holders of a majority in principal amount of the outstanding securities of any series may waive compliance by us and the trustee with certain provisions of the indentures. The holders of a majority in principal amount of the outstanding securities of any series may waive any past default under the applicable indenture with respect to that series, except a default in the payment of the principal, or any premium, interest, or additional amounts payable on a security of that series or in respect of a covenant or provision which under the terms of the applicable indenture cannot be modified or amended, without the consent of each affected holder.

With the trustee, we may modify and amend any indenture without the consent of any holder for any of the following purposes: to name a successor entity to us; to add to our covenants for the benefit of the holders of all or any series of securities; to add to the events of default; to add to, delete from or revise the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of securities, as set forth in the applicable indenture; to establish the form or terms of securities of any series and any related coupons; to provide for the acceptance of appointment by a successor trustee; to make provision for the conversion rights of the holders of the securities in certain events; to cure any ambiguity, defect or inconsistency in the applicable indenture, provided that such action is not inconsistent with the provisions of that indenture and does not adversely affect the interests of the applicable holders; or to modify, eliminate or add to the provisions of any indenture to conform our or the trustee’s obligations under the applicable indenture to the Trust Indenture Act.

Calculation of Outstanding Debt Securities

To calculate whether the holders of a sufficient principal amount of the outstanding securities have given any request, demand, authorization, direction, notice, consent or waiver under any indenture:

•	In the case of original issue discount securities, the principal amount that may be included in the calculation is the amount of principal that would be declared to be due and payable upon a declaration of acceleration according to the terms of that original issue discount security as of the date of the calculation.
•	Any securities owned by us, or owned by any other obligor of the securities or any affiliate of ours or any other obligor, should be disregarded and deemed not to be outstanding for purposes of the calculation.

Additional Provisions

Other than the duty to act with the required standard of care during an event of default, the trustee is not obligated to exercise any of its rights or powers under the applicable indenture at the request or direction of any of the holders of the securities, unless the holders have offered the trustee reasonable indemnification. Each indenture provides that the holders of a majority in principal amount of outstanding securities of any series may, in certain circumstances, direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or other power conferred on the trustee.

No holder of a security of any series will have the right to institute any proceeding for any remedy under the applicable indenture, unless: the holder has provided the trustee with written notice of a continuing event of default regarding the holder’s series of securities; the holders of at least 25% in principal amount of the outstanding securities of a series have made a written request, and offered indemnity satisfactory to the trustee, to the trustee to institute a proceeding for remedy; the trustee has failed to institute the proceeding within 60 days after its receipt of such notice, request and offer of indemnity; and the trustee has not received a direction during such 60 day period inconsistent with such request from the holders of a majority in principal amount of the outstanding securities of that series.

However, the holder of any security will have an absolute and unconditional right to receive payment of the principal, any premium, any interest or any additional amounts in respect of such security on or after the date expressed in such security and to institute suit for the enforcement of any such payment.

We are required to file annually with the trustee a certificate of no default, or specifying any default that exists.

Conversion Rights

The applicable prospectus supplement relating to any convertible debt securities will describe the terms on which those securities are convertible.

Events of Default

The following will be events of default under the senior indenture with respect to the senior debt securities of a series: failure to pay any interest or any additional amounts on any senior debt security of that series when due, and continuance of such default for 30 days; failure to pay principal of, or any premium on, any senior debt security of that series when due; failure to deposit any sinking fund payment for a senior debt security of that series when due; failure to perform any of our other covenants or warranties in the senior indenture or senior debt securities (other than a covenant or warranty included in that indenture solely for the benefit of a different series of senior debt securities), which has continued for 90 days after written notice as provided in the senior indenture; acceleration of indebtedness in a principal amount specified in a supplemental indenture for money borrowed by us under this senior indenture, and the acceleration is not annulled, or the indebtedness is not discharged, within a specified period after written notice is given according to the senior indenture; certain events in bankruptcy, insolvency or reorganization of us or First Financial Bank; and any other event of default regarding that series of senior debt securities.

Events of default under the subordinated indenture are limited to certain events of bankruptcy, insolvency or reorganization of us or First Financial Bank.

Events of default under the junior subordinated indenture are limited to certain events of bankruptcy, insolvency or reorganization of us, First Financial Bank or the Trusts, as applicable, nonpayment of interest upon the lapse of any deferral period permitted under the junior subordinated indenture, or upon certain events of termination of the Trust governing the related trust preferred capital securities.

There is no right of acceleration of the payment of principal of a series of subordinated debt securities upon a default in the payment of principal or interest, nor upon a default in the performance of any covenant or agreement in the subordinated debt securities or junior subordinated debt securities of a particular series or in the applicable indenture. In the event of a default in the payment of interest or principal, the holders of senior debt will be entitled to be paid in full before any payment can be made to holders of subordinated debt securities. However, a holder of a subordinated debt security or junior subordinated debt security (or the trustee under the applicable indenture on behalf of all of the holders of the affected series) may, subject to certain limitations and conditions, seek to enforce overdue payments of interest or principal on the subordinated debt securities or junior subordinated debt securities, respectively.

Subordination

The senior debt securities will be unsecured and will rank equally among themselves and with all of our other unsecured and non-subordinated debt, if any.

The subordinated debt securities will be unsecured and will be subordinate and junior in right of payment, to the extent and in the manner set forth below, to the prior payment in full of all of the Company’s senior debt, as more fully described in the applicable prospectus supplement. The junior subordinated debt securities will be unsecured and will be subordinate and junior in right of payment to the prior payment in full of all of the Company’s senior debt and subordinated debt, as more fully described in the applicable prospectus supplement.

If any of the following circumstances has occurred, payment in full of all principal, premium, if any, and interest must be made or provided for with respect to all outstanding senior debt before we can make any payment or distribution of principal, premium, if any, any additional amounts or interest on the subordinated debt securities; and payment in full of all principal, premium, if any, and interest must be made or provided for with respect to all outstanding senior debt and subordinated debt securities before we can make any payment or distribution of principal, premium, if any, any additional amounts or interest on the junior subordinated debt securities: any insolvency, bankruptcy, receivership, liquidation, reorganization or other similar proceeding relating to us or to our property has been commenced; any voluntary or involuntary liquidation, dissolution or other winding up relating to us has been commenced, whether or not such event involves our insolvency or bankruptcy; any of our subordinated debt security of any series is declared or otherwise becomes due and payable before its maturity date because of any event of default under the subordinated indenture, provided that such declaration has not been rescinded or annulled as provided in the subordinated indenture; or any default with respect to senior debt which permits its holders to accelerate the maturity of the senior debt has occurred and is continuing, and either (a) notice of such default has been given to us and to the trustee and judicial proceedings are commenced in respect of such default within 180 days after notice in the case of a default in the payment of principal or interest, or within 90 days after notice in the case of any other default, or (b) any judicial proceeding is pending with respect to any such default.

DESCRIPTION OF COMMON SHARES

For purposes of this section, the terms “we,” “our” and “us” refer only to First Financial and not its subsidiaries.

The following description of our common shares, without par value, or “common shares,” is a summary only and is subject to applicable provisions of the Ohio General Corporation Law, as amended (the “OGCL”), and to our amended and restated articles of incorporation (“Articles”) and our amended and restated regulations (“Regulations”). You should refer to, and read this summary together with, our Articles and Regulations to review all of the terms of our common shares.

Our Articles provide that we may issue up to 160 million common shares, without par value. As of March 31, 2009, 37,474,422 of our common shares were issued and outstanding. All outstanding common shares are fully paid and nonassessable. Our common shares are listed on the Nasdaq Global Select Market under the symbol “FFBC”.

Voting Rights

Each holder of common shares is entitled to cast one vote for each common share held of record on all matters submitted to a vote of shareholders, including the election of directors. The Board of Directors is divided into three classes as nearly equal in size as the total number of directors constituting the Board permits. The number of directors may be fixed or changed from time to time by the shareholders or the directors as discussed below, but, in any event, can be no less than nine and no more than twenty-five. Our directors are elected to three-year terms, with the term of office of one class expiring each year. Our shareholders annually elect only one of the three classes. This method of election could be considered an impediment for a takeover of control of the Company by third parties.

The size of the Board can be increased or decreased at any time by: (a) the affirmative vote of two-thirds of the whole authorized number of directors, or (b) the affirmative vote of the holders of at least two-thirds of the outstanding voting power of the Company at a meeting of shareholders, at which a quorum is present, called for the purpose of electing directors. The Company’s Board of Directors may not, under provisions of the Regulations, increase the authorized number of directors by more than three positions during any period between annual meetings.

As permitted by law, the Articles provide that the holders of common shares do not have preemptive rights or the right to exercise cumulative voting in the election of directors.

Dividends, Liquidation and Other Rights

Holders of common shares are entitled to participate equally in dividends or other distributions when, as and if declared by the Board of Directors out of funds legally available therefor. Subject to certain regulatory restrictions, dividends may be paid in cash, property or common shares, unless the Company is insolvent or the dividend payment would render it insolvent.

Holders of our common shares have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. Our board of directors may issue additional common shares or rights to purchase common shares without the approval of our shareholders.

Transfer Agent and Registrar

Subject to compliance with applicable federal and state securities laws, our common shares may be transferred without any restrictions or limitations. The transfer agent and registrar for our common shares is Registrar and Transfer Company.

ANTI-TAKEOVER EFFECTS OF CERTAIN ARTICLES OF INCORPORATION PROVISIONS

Our Articles contain certain provisions that make it more difficult to acquire control of us by means of a tender offer, open market purchase, a proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of us to negotiate with our directors. We believe that, as a general rule, the interests of our shareholders would be best served if any change in control results from negotiations with our directors.

Classification of Board of Directors

Our Articles provide for a classified board, to which approximately one-third of our board of directors is elected each year at our annual meeting of shareholders. Accordingly, our directors serve three-year terms rather than one-year terms. The classification of our board of directors has the effect of making it more difficult for shareholders to change the composition of our board of directors. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Such a delay may help ensure that our directors, if confronted by a holder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interests of our shareholders. The classification provisions apply to every election of directors, however, regardless of whether a change in the composition of our board of directors would be beneficial to us and our shareholders and whether or not a majority of our shareholders believe that such a change would be desirable.

The classification of our board of directors could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of us, even though such an attempt might be beneficial to us and our shareholders. The classification of our board of directors could thus increase the likelihood that incumbent directors will retain their positions. In addition, because the classification of our board of directors may discourage accumulations of large blocks of our shares by purchasers whose objective is to take control of us and remove a majority of our board of directors, the classification of our board of directors could tend to reduce the likelihood of fluctuations in the market price of our common shares that might result from accumulations of large blocks of our common shares for such a purpose. Accordingly, our shareholders could be deprived of certain opportunities to sell their shares at a higher market price than might otherwise be the case.

We believe that the power of our board of directors to issue additional authorized but unissued common shares of ours without further action by our shareholders, unless required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded, will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. Our board of directors could authorize and issue a class or series of shares that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common shares or that our shareholders otherwise consider to be in their best interest.

Other Limitations on Change in Control

In addition to the classification of the Board of Directors as discussed above, the following provisions of the Articles and Ohio law might have the effect of delaying, deferring or preventing a change in control of us and would operate only with respect to an extraordinary corporate transaction, such as a merger, reorganization, tender offer, sale or transfer of assets or liquidation involving the Company and certain persons described below.

The OGCL provides that the approval of two-thirds of the voting power of a corporation is required to effect mergers and similar transactions, to adopt amendments to the articles of incorporation of a corporation and to take certain other significant actions. Although under Ohio law the articles of incorporation of a corporation may permit such actions to be taken by a vote that is less than two-thirds (but not less than a majority), the Articles do not contain such a provision. The two-thirds voting requirement tends to make approval of such matters, including further amendments to the Articles, relatively difficult, and a vote of the holders of in excess of one-third of our outstanding common shares would be sufficient to prevent implementation of any of the corporate actions mentioned above.

Ohio, the state of our incorporation, has enacted OGCL Section 1701.831, a “control share acquisition” statute. The control share acquisition statute basically provides that any person acquiring shares of an “issuing public corporation” (which definition we meet) in any of the following three ownership ranges must seek and obtain shareholder approval of the acquisition transaction that first puts such ownership within each such range: (i) more than 20% but less than 33 1/3%; (ii) 33 1/3% but not more than 50%; and (iii) more than 50%.

The purpose of the control share acquisition statute is to give shareholders of Ohio corporations a reasonable opportunity to express their views on a proposed shift in control, thereby reducing the coercion inherent in an unfriendly takeover. The provisions of the control share acquisition statute grant to our shareholders the assurance that they will have adequate time to evaluate the proposal of the acquiring person, that they will be permitted to vote on the issue of authorizing the acquiring person’s purchase program to go forward in the same manner and with the same proxy information that would be available to them if a proposed merger of the Company were before them and, most importantly, that the interests of all shareholders will be taken into account in connection with such vote and the probability will be increased that they will be treated equally regarding the price to be offered for their common shares if the implementation of the proposal is approved.

The control share acquisition statute applies not only to traditional offers but also to open market purchases, privately negotiated transactions and original issuances by an Ohio corporation, whether friendly or unfriendly. The procedural requirements of the control share acquisition statute could render approval of any control share acquisition difficult in that the transaction must be authorized at a special meeting of shareholders, at which a quorum is present, by the affirmative vote of the majority of the voting power represented and by a majority of the portion of such voting power excluding interested shares. Any corporate defense against persons seeking to acquire control may have the effect of discouraging or preventing offers which some shareholders might find financially attractive. On the other hand, the need on the part of the acquiring person to convince our shareholders of the value and validity of the offer may cause such offer to be more financially attractive in order to gain shareholder approval.

Ohio has also enacted Chapter 1704, a “merger moratorium” statute. The merger moratorium statute provides that, unless a corporation’s articles of incorporation or regulations otherwise provide, an “issuing public corporation” (which definition we meet) may not engage in a “Chapter 1704 transaction” for three years following the date on which a person acquires more than 10% of the voting power in the election of directors of the issuing corporation, unless the Chapter 1704 transaction is approved by the corporation’s board of directors prior to such voting power acquisition. A person who acquires such voting power is an “interested shareholder”, and “Chapter 1704 transactions” involve a broad range of transactions, including mergers, consolidations, combinations, liquidations, recapitalizations and other transactions between an issuing public corporation and an interested shareholder if such transactions involve 5% of the assets or shares of the issuing public corporation or 10% of its earning power. After the initial three year moratorium, Chapter 1704 prohibits such transactions absent approval by disinterested shareholders or the transaction meeting certain statutorily defined fair price provisions. One significant effect of Chapter 1704 is to encourage a person to negotiate with the board of directors of a corporation prior to becoming an interested shareholder.

Ohio also has enacted a “greenmailer disgorgement” statute which provides that a person who announces a control bid must disgorge profits realized by that person upon the sale of any equity securities within 18 months of the announcement.

In addition, Section 1701.59 of the OGCL provides that, in determining what a director reasonably believes to be in the best interests of the corporation, such director may consider, in addition to the interests of the corporation’s shareholders, any of the interests of the corporation’s employees, suppliers, creditors and customers, the economy of the State of Ohio and the United States, community and societal considerations and the long-term as well as the short-term interests in the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

The overall effect of these statutes may be to render more difficult or discourage the removal of incumbent management or the assumption of effective control by other persons.

DESCRIPTION OF PURCHASE CONTRACTS

We also may issue purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to holders, a fixed or varying number of our common shares at a future date or dates. The consideration per share of common shares may be fixed at the time that the purchase contracts are issued or may be determined by reference to a specific formula set forth in the purchase contracts. Any purchase contract may include anti-dilution provisions to adjust the number of shares issuable pursuant to such purchase contract upon the occurrence of certain events.

The purchase contracts may be issued separately or as a part of units consisting of a purchase contract, debt securities and preferred securities. These contracts, and the holders’ obligations to purchase our common shares under the purchase contracts may be secured by cash, certificates of deposit, U.S. government securities that will mature prior to or simultaneously with, the maturity of the purchase contract, standby letters of credit from an affiliated U.S. bank that is FDIC-insured or other collateral satisfactory to the Federal Reserve. The purchase contracts may require us to make periodic payments to holders of the purchase units, or vice versa, and such payments may be unsecured or prefunded and may be paid on a current or on a deferred basis.

Any one or more of the above securities, common shares or the purchase contracts or other collateral may be pledged as security for the holders’ obligations to purchase or sell, as the case may be, the common shares under the purchase contracts.

DESCRIPTION OF UNITS

We also may offer two or more of the securities described in this prospectus in the form of a “unit”, including pursuant to a unit agreement. The unit may be transferable only as a whole, or the securities comprising a unit may, as described in the prospectus supplement, be separated and transferred by the holder separately. There may or may not be an active market for units or the underlying securities, and not all the securities comprising a unit may be listed or traded on a securities exchange or market.

DESCRIPTION OF WARRANTS

For purposes of this section, the terms “we,” “our” and “us” refer only to First Financial and not to its subsidiaries.

We may issue warrants in one or more series to purchase senior debt securities, subordinated debt securities, common shares or any combination of these securities. Warrants may be issued independently or together with any underlying securities and may be attached to or separate from the underlying securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency for or on behalf of holders or beneficial owners of warrants. The following outlines some of the general terms and provisions of the warrants. Further terms of the warrants and the applicable warrant agreement will be stated in the applicable prospectus supplement. The following description and any description of the warrants in a prospectus supplement are not complete and are subject to and qualified in its entirety by reference to the terms and provisions of the warrant agreement, which we will file with the SEC in connection with an issuance of any warrants.

The applicable prospectus supplement will describe the terms of any warrants, including the following, as may be applicable: the title of the warrants; the total number of warrants to be issued; the consideration for which we will issue the warrants, including the applicable currency or currencies; anti-dilution provisions to adjust the number of our common shares or other securities to be delivered upon exercise of the warrants; the designation and terms of the underlying securities purchasable upon exercise of the warrants; the price at which and the currency or currencies in which investors may purchase the underlying securities purchasable upon exercise of the warrants; the dates on which the right to exercise the warrants will commence and expire; the procedures and conditions relating to the exercise of the warrants; whether the warrants will be in registered or bearer form; information with respect to book-entry registration and transfer procedures, if any; the minimum or maximum amount of warrants which may be exercised at any one time; the designation and terms of the underlying securities with which the warrants are issued and the number of warrants issued with each underlying security; the date on and after which the warrants and securities issued with the warrants will be separately transferable; a discussion of material United States federal income tax considerations; the identity of the warrant agent; and any other terms of the warrants, including terms, procedures and limitations relating to the exchange, transfer and exercise of the warrants.

Warrant certificates may be exchanged for new warrant certificates of different denominations, and warrants may be exercised at the warrant agent’s corporate trust office or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their warrants, holders of warrants exercisable for debt securities will not have any of the rights of holders of the debt securities purchasable upon such exercise and will not be entitled to payments of principal (or premium, if any) or interest, if any, on the debt securities purchasable upon such exercise. Prior to the exercise of their warrants, holders of warrants exercisable for our common shares, will not have any rights of holders of common shares, purchasable upon such exercise, including any rights to vote such shares or to receive any distributions or dividends thereon.

Exercise of Warrants

A warrant will entitle the holder to purchase for cash an amount of securities at an exercise price that will be stated in, or that will be determinable as described in, the applicable prospectus supplement. Warrants may be exercised at any time prior to the close of business on the expiration date and in accordance with the procedures set forth in the applicable prospectus supplement. Upon and after the close of business on the expiration date, unexercised warrants will be void and have no further force, effect or value.

Enforceability of Rights; Governing Law

The holders of warrants, without the consent of the warrant agent, may, on their own behalf and for their own benefit, enforce, and may institute and maintain any suit, action or proceeding against us to enforce their rights to exercise and receive the securities purchasable upon exercise of their warrants. Unless otherwise stated in the applicable prospectus supplement, each issue of warrants and the applicable warrant agreement will be governed by the laws of the State of Ohio.

DESCRIPTION OF RIGHTS

For purpose of this section, the terms “we”, “our” and “us” refer only to First Financial and not to its subsidiaries.

The following briefly summarizes the general provisions of rights to purchase additional common shares of ours, which we may issue. The specific terms of any rights, including the period during which the rights may be exercised, the manner of exercising such rights, and the transferability of rights, will be disclosed in the applicable prospectus supplement. Although we may issue rights, in our sole discretion, we have no obligation to do so.

We may distribute rights, which may or not be transferable, to the holders of our common shares as of a record date set by our board of directors, at no cost to such holders. Each holder will be given the right to purchase a specified number of whole shares of our common shares for every common share that the holder thereof owned on such record date, as set forth in the applicable prospectus supplement. No fractional rights or rights to purchase fractional shares will be distributed in any rights offering. The rights will be evidenced by rights certificates, which may be in definitive or book-entry form. Each right will entitle the holder to purchase common shares at a rate and price per share to be established by our board of directors, as set forth in the applicable prospectus supplement. If holders of rights wish to exercise their rights, they must do so before the expiration date of the rights offering, as set forth in the applicable prospectus supplement. Upon the expiration date, the rights will expire and will no longer be exercisable, unless, in our sole discretion prior to the expiration date, we extend the rights offering.

Exercise Price

Our board of directors will determine the exercise price or prices for the rights based upon a number of factors, including, without limitation, our business prospects; our capital requirements; the price or prices at which an underwriter or standby purchasers may be willing to purchase shares that remain unsold in the rights offering; and general conditions in the securities markets, especially for securities of financial institutions.

The subscription price may or may not reflect the actual or long-term fair value of the common shares offered in the rights offering. We provide no assurances as to the market values or liquidity of any rights issued, or as to whether or not the market prices of the common shares subject to the rights will be more or less than the rights’ exercise price during the term of the rights or after the rights expire.

Exercising Rights; Fees and Expenses

The manner of exercising rights will be set forth in the applicable prospectus supplement. Any subscription agent or escrow agent will be set forth in the applicable prospectus supplement. We will pay all fees charged by any subscription agent and escrow agent in connection with the distribution and exercise of rights. Rights holders will be responsible for paying all other commissions, fees, taxes or other expenses incurred in connection with their transfer of rights that are transferable. Neither we nor the subscription agent will pay such expenses.

Expiration of Rights

The applicable prospectus supplement will set forth the expiration date and time (“Expiration Date”) for exercising rights. If holders of rights do not exercise their rights prior to such time, their rights will expire and will no longer be exercisable and will have no value.

We will extend the Expiration Date as required by applicable law and may, in our sole discretion, extend the Expiration Date. If we elect to extend the Expiration Date, we will issue a press release announcing such extension prior to the scheduled Expiration Date.

Withdrawal and Termination

We may withdraw the rights offering at any time prior to the Expiration Date for any reason. We may terminate the rights offering, in whole or in part, at any time before completion of the rights offering if there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our board of directors would or might make the rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. If we terminate the rights offering, in whole or in part, all affected rights will expire without value, and all subscription payments received by the subscription agent will be returned promptly without interest.

Rights of Subscribers

Holders of rights will have no rights as shareholders with respect to the common shares for which the rights may be exercised until they have exercised their rights by payment in full of the exercise price and in the manner provided in the prospectus supplement, and such common shares have been issued to such persons. Holders of rights will have no right to revoke their subscriptions or receive their monies back after they have completed and delivered the materials required to exercise their rights and have paid the exercise price to the subscription agent. All exercises of rights are final and cannot be revoked by the holder of rights.

Regulatory Limitations

We will not be required to issue any person or group of persons our common shares pursuant to the rights offering if, in our sole opinion, such person would be required to give prior notice to or obtain prior approval from, any state or federal governmental authority to own or control such shares if, at the time the rights offering is scheduled to expire, such person has not obtained such clearance or approval in form and substance reasonably satisfactory to us.

Standby Agreements

We may enter into one or more separate agreements with one or more standby underwriters or other persons to purchase, for their own account or on our behalf, any common shares of ours not subscribed for in the rights offering. The terms of any such agreements will be described in the applicable prospectus supplement.

DESCRIPTION OF TRUST PREFERRED CAPITAL SECURITIES

Each Trust will issue trust preferred capital securities under an amended trust agreement, which we will enter into with the trustees. The amended trust agreement for each Trust will be subject to and governed by the Trust Indenture Act, and Wilmington Trust Company will act as indenture, property and guarantee trustee under each amended trust agreement for the purposes of compliance with the provisions of the Trust Indenture Act. The terms of the trust preferred capital securities will be those contained in the applicable amended trust agreement and those made part of the amended trust agreement by the Trust Indenture Act.

The following summary outlines the material terms and provisions of the trust preferred capital securities that the Trusts may offer. The particular terms of any trust preferred capital securities the Trusts offer and the extent, if any, to which these general terms and provisions may or may not apply to the trust preferred capital securities will be described in the applicable prospectus supplement. The following is subject to and qualified in its entirety by reference to the form of amended trust agreement, the related junior subordinated indenture, as supplemented, the guarantee, and the Trust Indenture Act.

Each amended trust agreement will provide that the related Trust may issue, from time to time, only one series of trust preferred capital securities and one series of common securities. The trust preferred capital securities will be offered to investors and the common securities will be held by us. The terms of the trust preferred capital securities generally will reflect the terms of the junior subordinated debt securities we will issue to the related Trust in consideration of the proceeds of the sales of the Trust’s trust securities. If we fail to make a payment on our junior subordinated debt securities, the Trust holding those securities will not have sufficient funds to make related payments, including the payment of periodic cash distributions, or “distributions,” on its trust preferred capital securities.

You should refer to the applicable prospectus supplement relating to the trust preferred capital securities for the specific terms of the trust preferred capital securities offered, including, but not limited to: the distinctive designation of the trust preferred capital securities; the total and per-security liquidation amount of the trust preferred capital securities; the annual distribution and periodic rates, or the method of determining the rates at which the Trust issuing the securities will pay distributions on the trust preferred capital securities and the date or dates from which distributions will accrue; whether distributions are at a fixed rate or a floating rate, and if floating, any applicable index upon which the distributions are based; any provisions for changing the rate payable from fixed to floating or vice versa; the date or dates on which the distributions will be payable and any corresponding record dates; the right to defer distributions on the trust preferred capital securities upon deferral of the interest payment period of the related junior subordinated debt securities, and any additional amounts, if any, that will be paid upon the deferred distributions; whether the trust preferred capital securities are to be issued in book-entry form and represented by one or more global certificates and, if so, the depositary for the global certificates; the amount or amounts which will be paid out of the assets of the Trust issuing the securities to the holders of trust preferred capital securities upon voluntary or involuntary dissolution, winding-up or termination of the Trust issuing the securities, and whether such amounts are payable in cash or the junior subordinated debt securities issued by us to the Trust; any rights or obligation of us to purchase or redeem the junior subordinated debt securities; any rights or obligation of the Trust issuing the securities to purchase or redeem trust preferred capital securities and the terms and conditions relating to any redemption obligation; any voting rights of the trust preferred capital securities; any terms and conditions upon which the junior subordinated debt securities held by the Trust issuing the securities may be distributed to holders of trust preferred capital securities in exchange for the trust preferred capital securities; any securities exchange or market on which the trust preferred capital securities will be listed; and any other relevant rights, preferences, privileges, limitations or restrictions of the trust preferred capital securities.

We will guarantee payment of distributions on the trust preferred capital securities to the extent described below under “Description of Guarantees.”

Generally, any redemption of trust securities prior to maturity will be subject to prior Federal Reserve approval.

Certain United States federal income tax considerations applicable to any offering of trust preferred capital securities will be described in the applicable prospectus supplement.

Distributions Upon Dissolution of the Trusts

Unless otherwise specified in an applicable prospectus supplement, each amended trust agreement will state that each Trust will be dissolved: on the expiration of the term of that Trust; upon our bankruptcy, dissolution or liquidation; upon our written direction to the property trustee to dissolve the Trust and distribute the related junior subordinated debt securities directly to the holders of the trust securities; upon the redemption of all of the trust preferred capital securities in connection with the redemption of all of the related junior subordinated debt securities; or upon entry of a court order for the dissolution of the Trust.

Unless otherwise specified in an applicable prospectus supplement, in the event of a dissolution as described above other than in connection with redemption, after a Trust satisfies all liabilities to its creditors as provided by applicable law, each holder of the trust securities issued by that Trust will be entitled to receive: the related junior subordinated debt securities in an aggregate principal amount equal to the aggregate liquidation amount of the trust securities held by the holder; or if any distribution of the related junior subordinated debt securities is determined by the property trustee not to be practical, cash equal to the aggregate liquidation amount of the trust securities held by the holder, plus accumulated and unpaid distributions to the date of payment.

If a Trust cannot pay the full amount due on its trust securities because it has insufficient assets available for payment, then the amounts payable by that Trust on its trust securities will be paid on a pro rata basis. However, if certain events of default under the junior subordinated indenture have occurred and are continuing with respect to any series of related junior subordinated debt securities, the total amounts due on the trust preferred capital securities will be paid before any distribution on the common securities.

Events of Default

The following will be events of default under each amended trust agreement: an event of default under the junior subordinated indenture occurs with respect to any related series of junior subordinated debt securities; or any other event of default specified in the applicable prospectus supplement occurs.

Except as to certain events of bankruptcy, insolvency or similar proceedings affecting us and except as provided in the applicable prospectus supplement, if an event of default with respect to a related series of junior subordinated debt securities occurs and is continuing under the junior subordinated indenture, and the junior subordinated indenture trustee or the holders of not less than 25% in principal amount of the related junior subordinated debt securities outstanding fail to declare the principal amount of all of such junior subordinated debt securities to be immediately due and payable, the holders of at least 25% in aggregate liquidation amount of the outstanding trust preferred capital securities of the Trust holding the junior subordinated debt securities, will have the right to declare such principal amount immediately due and payable by providing written notice to us, the applicable property trustee and the junior subordinated indenture trustee.

At any time after a declaration of acceleration has been made with respect to a related series of junior subordinated debt securities and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in liquidation amount of the affected trust preferred capital securities may rescind any declaration of acceleration with respect to the related junior subordinated debt securities and its consequences: if we deposit with the junior subordinated indenture trustee funds sufficient to pay all overdue interest on the related junior subordinated debt securities and other amounts due to the junior subordinated indenture trustee and the property trustee; and if all existing events of default with respect to the related junior subordinated debt securities have been cured or waived, except non-payment of principal on the related junior subordinated debt securities that has become due solely because of the acceleration.

The holders of a majority in liquidation amount of the affected trust preferred capital securities may waive any past default under the junior subordinated indenture with respect to related junior subordinated debt securities, other than a default in the payment of principal of, premium, if any, or interest on, any related junior subordinated debt securities or a default with respect to a covenant or provision that cannot be amended or modified without the consent of the holder of each affected outstanding related junior subordinated debt security. In addition, the holders of at least a majority in liquidation amount of the affected trust preferred capital securities may waive any past default under the amended trust agreement.

The property trustee shall not have the right to direct the time, method and place of conducting any proceedings for any remedy available to the property trustee or to direct the exercise of the Trusts or power conferred on the property trustee under the amended trust agreement without the consent of the holders of a majority in liquidation amount.

A holder of trust preferred capital securities may institute a legal proceeding directly against us without first instituting a legal proceeding against the property trustee or anyone else, for enforcement of payment to the holder of principal and any premium or interest on the related series of junior subordinated debt securities having a principal amount equal to the aggregate liquidation amount of the trust preferred capital securities of the holder, if we fail to pay principal and any premium or interest on the related series of junior subordinated debt securities when payable.

We are required to furnish annually to the property trustee for each Trust, officers’ certificates to the effect that, to the best knowledge of the individuals providing the certificates, we and each Trust are not in default under the applicable amended trust agreement or, if there has been a default, specifying the default and its status.

Consolidation, Merger or Amalgamation of the Trusts

No Trust may merge with or into, amalgamate, consolidate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, any entity, except as described below or as described in “—Distributions Upon Dissolution of the Trusts.” The Trusts may, with the consent of the holders of the outstanding trust preferred capital securities (but without the consent of the other trustees of that Trust), merge with or into, amalgamate, consolidate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, trusts organized under the laws of any state if: the successor entity either: expressly assumes all of the obligations of the Trust relating to its trust preferred capital securities; or substitutes for the Trust’s trust preferred capital securities other securities having substantially the same terms as the trust preferred capital securities, so long as the successor entity’s substituted securities have the same priority as the trust preferred capital securities with respect to distributions, generally, including payments upon liquidation, redemption and otherwise;

•	We appoint a trustee of the successor entity who has substantially the same powers and duties as the property trustee of the Trust; the successor entity’s securities are listed or traded, or any successor entity’s substituted securities will be listed upon notice of issuance, on the same national securities exchange or other market on which the trust preferred capital securities are then listed or traded; if the trust preferred capital securities are rated by a nationally recognized statistical rating agency, or “rating agency,” the merger event does not cause the trust preferred capital securities or any substituted successor securities to be downgraded by any such rating agency; the merger event does not adversely affect the rights, preferences and privileges of the holders of the trust preferred capital securities or any successor entity’s substituted securities in any material respect; the successor entity has a purpose substantially identical to that of the Trust that issued the trust preferred capital securities; prior to the merger becoming effective, we shall have provided to the property trustee an opinion of counsel from a nationally recognized law firm stating that: the merger event does not adversely affect the rights, preferences and privileges of the holders of the Trust’s trust preferred capital securities in any material respect; and following the merger, neither the
•	Trust nor the successor entity will be required to register as an investment company under the Investment Company Act of 1940 (the “Investment Company Act”); and we own or our permitted transferee owns, all of the common securities of the successor entity and we guarantee or our permitted transferee guarantees the obligations of the successor entity under the successor entity’s substituted securities at least to the extent provided under the applicable trust preferred capital securities guarantee.

In addition, unless all of the holders of the trust preferred capital securities approve otherwise, no Trust may consolidate, amalgamate or merge with or into, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, any other entity, or permit any other entity to consolidate, amalgamate, merge with or into or replace it if the transaction would cause that Trust or the successor entity to be taxable as other than as a grantor trust for United States federal income tax purposes.

Voting Rights

Unless otherwise specified in the applicable prospectus supplement, the holders of the trust preferred capital securities will have no voting rights except as discussed below and under “—Amendment to an Amended Trust Agreement” and “Description of Guarantees—Modification of the Guarantee; Assignment” and as otherwise required by law.

If any proposed amendment to an amended trust agreement provides for, or the trustees of a Trust otherwise propose to effect: any action that would adversely affect the powers, preferences or rights of the trust preferred capital securities in any material respect, whether by way of amendment to the amended trust agreement or otherwise; or the dissolution, winding-up or termination of the Trust other than pursuant to the terms of the amended trust agreement; then the holders of the affected trust preferred capital securities as a class will be entitled to vote on the amendment or proposal. In that case, the amendment or proposal will be effective only if approved by the holders of at least a majority in aggregate liquidation amount of the trust preferred capital securities.

Without obtaining the prior approval of the holders of a majority in aggregate liquidation amount of the trust preferred capital securities issued by the Trust, the trustees of that Trust may not: direct the time, method and place of conducting any proceeding for any remedy available to the junior subordinated indenture trustee for any related junior subordinated debt securities or direct the exercise of any Trust or power conferred on the property trustee with respect to the related junior subordinated debt securities; waive any default that is waivable under the junior subordinated indenture with respect to any related junior subordinated debt securities; cancel an acceleration of the maturity of the principal of the related junior subordinated debt securities; or consent to any amendment, modification or termination of the junior subordinated indenture or any related junior subordinated debt securities where consent is required.

However, if a consent under the junior subordinated indenture requires the consent of each affected holder of the related junior subordinated debt securities, then the property trustee must obtain the prior consent of each holder of the trust preferred capital securities of the Trust that holds the related junior subordinated debt securities. In addition, before taking any of the foregoing actions, we will provide to the property trustee an opinion of counsel experienced in such matters to the effect that, as a result of such actions, the Trust will not be taxable as a corporation or classified as other than a grantor trust for United States federal income tax purposes.

The property trustee will notify all trust preferred capital securities holders of a Trust of any notice of default received from the junior subordinated indenture trustee with respect to the junior subordinated debt securities held by that Trust.

Any required approval of the holders of trust preferred capital securities may be given at a meeting of the holders of the trust preferred capital securities convened for the purpose or pursuant to written consent. The applicable property trustee will cause a notice of any meeting at which holders of securities are entitled to vote to be given to each holder of record of the trust preferred capital securities at the holder’s registered address at least 15 days and not more than 90 days before the meeting.

No vote or consent of the holders of the trust securities will be required for any Trust to redeem and cancel its trust securities in accordance with its amended trust agreement.

Notwithstanding that holders of the trust preferred capital securities are entitled to vote or consent under any of the circumstances described above, any of the trust preferred capital securities that are owned us, any trustee or any affiliate of a trustee or us, will, for purposes of any vote or consent, be treated as if they were not outstanding. Trust preferred capital securities held by us or any of our affiliates may be exchanged for related junior subordinated debt securities at the election of the holder.

Amendment to an Amended Trust Agreement

An amended trust agreement may be further amended from time to time by us and the property trustee and the administrative trustees of each Trust without the consent of the holders of the trust preferred capital securities of that Trust to: cure any ambiguity or correct or supplement any provision which may be inconsistent with any other provisions with respect to matters or questions arising under the amended trust agreement, in each case to the extent that the amendment does not adversely affect the interests of any holder of the trust preferred capital securities in any material respect; or modify, eliminate or add to any provisions to the extent necessary to ensure that the Trust will not be taxable as a corporation or classified as other than a grantor trust for United States federal income tax purposes, to ensure that the junior subordinated debt securities held by the Trust are treated as indebtedness for United States federal income tax purposes or to ensure that the Trust will not be required to register as an investment company under the Investment Company Act.

Other amendments to an amended trust agreement may be made by us and the trustees of that Trust upon approval of the holders of a majority in aggregate liquidation amount of the outstanding trust preferred capital securities of that Trust and receipt by the trustees of an opinion of counsel to the effect that the amendment will not cause the Trust to be taxable as a corporation or classified as other than a grantor trust for United States federal income tax purposes, affect the treatment of the junior subordinated debt securities held by the Trust as indebtedness for United States federal income tax purposes or affect the Trust’s exemption from registration as an investment company under the Investment Company Act.

Notwithstanding the foregoing, without the consent of each affected holder of trust securities of each Trust, an amended trust agreement may not be amended to: change the amount or timing of any distribution on the trust securities of the Trusts or otherwise adversely affect the amount of any distribution required to be made in respect of the trust securities as of a specified date; or restrict the right of a holder of any trust securities to institute suit for the enforcement of any payment on or after the distribution date.

In addition, no amendment may be made to an amended trust agreement if the amendment would: cause a Trust to be taxable as a corporation or characterized as other than a grantor trust for United States federal income tax purposes; cause the junior subordinated debt securities held by the Trust to not be treated as indebtedness for United States federal income tax purposes; cause the Trust to be deemed to be an investment company required to be registered under the Investment Company Act; or impose any additional obligation on us without our consent.

Removal and Replacement of Trustees

The holder of the Trust’s common securities may, upon prior written notice, remove or replace any of the administrative trustees and, unless an event of default has occurred and is continuing under the junior subordinated indenture, the property trustee and the Delaware trustee of the Trust. If an event of default has occurred and is continuing under the junior subordinated indenture, only the holders of a majority in liquidation amount of the Trust’s trust preferred capital securities may remove or replace the property trustee or the Delaware trustee. The resignation or removal of any trustee will be effective only upon the acceptance of appointment by the successor trustee in accordance with the provisions of the applicable amended trust agreement. We may replace any administrative trustee at any time.

Merger or Consolidation of Trustees

Any entity into which the property trustee or the Delaware trustee may be merged or converted or with which it may be consolidated, or any entity resulting from any merger, conversion or consolidation to which the trustee shall be a party, or any entity succeeding to all or substantially all of the corporate trust business of the trustee, shall be the successor of the trustee under the applicable amended trust agreement; provided that the resulting entity shall be otherwise qualified and eligible under the amended trust agreement.

Information Concerning the Property and Guarantee Trustee

For matters relating to compliance with the Trust Indenture Act, the property trustee for each Trust will have all of the duties and responsibilities of an indenture trustee under the Trust Indenture Act. The property trustee, other than during the occurrence and continuance of a default under an amended trust agreement, undertakes to perform only the duties as are specifically set forth in the amended trust agreement and, after a default, must use the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. The property trustee is under no obligation to exercise any of the powers given it by an amended trust agreement at the request of any holder of the trust preferred capital securities unless it is offered security or indemnity satisfactory to it against the costs, expenses and liabilities that it might incur. If the property trustee is required to decide between alternative courses of action, construe ambiguous provisions in an amended trust agreement or is unsure of the application of any provision of the amended trust agreement, and the matter is not one on which the holders of the trust preferred capital securities are entitled to vote, then the property trustee will deliver a notice to us requesting written instructions as to the course of action to be taken and the property trustee will take or refrain from taking that action as instructed. If we do not provide these instructions within 10 business days, then the property trustee will take such action as it deems advisable and in the best interests of the holders of the trust securities. In this event, the property trustee will have no liability except for its own bad faith, negligence or willful misconduct.

Wilmington Trust Company, which is the property trustee for each Trust, also serves as the guarantee trustee under each guarantee, as described below. Wilmington Trust Company’s principal office is located at Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890.

Miscellaneous

The administrative trustees of each Trust are authorized and directed to conduct the affairs of and to operate each Trust in such a way so that: each Trust will not be taxable as a corporation or classified as other than a grantor trust for United States federal income tax purposes; the junior subordinated debt securities held by each Trust will be treated as indebtedness of ours for United States federal income tax purposes; and each Trust will not be deemed to be an investment company required to be registered under the Investment Company Act.

We and the trustees of each Trust are authorized to take any action, so long as it is consistent with applicable law, the certificate of trust or amended trust agreement, that we and the trustees determine to be necessary or desirable for the above purposes.

Registered holders of the trust preferred capital securities have no preemptive or similar rights. The Trusts may not incur indebtedness or place a lien on any of their assets. We have agreed to pay the fees and charges of the property trustee, the guarantee trustee and the Delaware trustee.

Governing Law

Each amended trust agreement and the trust preferred capital securities will be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflict of laws provisions thereof.

DESCRIPTION OF GUARANTEES

For purpose of this section, the terms “we”, “our” and “us” refer only to First Financial and not to its subsidiaries.

The following describes certain general terms and provisions of the guarantees which we will execute and deliver for the benefit of the holders from time to time of trust preferred capital securities. Each guarantee will be qualified as an indenture under the Trust Indenture Act, and Wilmington Trust Company will act as indenture trustee under each guarantee for the purposes of compliance with the provisions of the Trust Indenture Act. The terms of each guarantee will be those contained in each guarantee and those made part of each guarantee by the Trust Indenture Act. The following summary may not be complete and is subject to and qualified in its entirety by reference to the form of guarantee, which is an exhibit to the registration statement which contains this prospectus, and the Trust Indenture Act. Each guarantee will be held by the guarantee trustee of each Trust for the benefit of the holders of the trust preferred capital securities.

We will irrevocably and unconditionally agree to pay the following payments or distributions with respect to trust preferred capital securities, in full, to the holders of the trust preferred capital securities, as and when they become due regardless of any defense, right of set-off or counterclaim that the Trusts may have except for the defense of payment: any accrued and unpaid distributions which are required to be paid on the trust preferred capital securities, to the extent the Trust that issued the trust preferred capital securities does not make such payments or distributions, but has sufficient funds available to do so; the redemption price and all accrued and unpaid distributions to the date of redemption with respect to any trust preferred capital securities called for redemption, to the extent the Trust that issued the trust preferred capital securities does not make such payments or distributions, but has sufficient funds available to do so; and upon a voluntary or involuntary dissolution, winding-up or termination of the Trust that issued the trust preferred capital securities (other than in connection with the distribution of junior subordinated debt securities to the holders of trust preferred capital securities or the redemption of all of the trust preferred capital securities), the lesser of: the total liquidation amount and all accrued and unpaid distributions on the trust preferred capital securities to the date of payment, to the extent the Trust that issued the trust preferred capital securities does not make such payments or distributions, but has sufficient funds available to do so; and the amount of assets of the Trust that issued the trust preferred capital securities has remaining and available for distribution to holders of such trust preferred capital securities in liquidation of the Trust.

Our obligations to make a payment under a guarantee may be satisfied by our direct payment of the required amounts to the holders of trust preferred capital securities to which the guarantee relates or by causing the applicable Trust to pay the amounts to the holders of the trust preferred capital securities.

Modification of the Guarantee; Assignment

Except with respect to any changes which do not adversely affect the rights of holders of trust preferred capital securities in any material respect (in which case no vote will be required), each guarantee may be amended only with the prior approval of the holders of not less than a majority in liquidation amount of the outstanding trust preferred capital securities to which the guarantee relates. The manner of obtaining the approval of holders of the trust preferred capital securities will be described in an accompanying prospectus supplement. All guarantees and agreements contained in each guarantee will bind our successors, assigns, receivers, trustees and representatives and will be for the benefit of the holders of the outstanding trust preferred capital securities to which the guarantee relates.

Termination

Each guarantee will terminate when any of the following has occurred: all trust preferred capital securities to which the guarantee relates have been paid in full or redeemed in full by us, the Trust that issued the trust preferred capital securities or both; the junior subordinated debt securities held by the Trust that issued the trust preferred capital securities have been distributed to the holders of the trust preferred capital securities; or the amounts payable in accordance with the applicable amended trust agreement upon liquidation of the Trust that issued the trust preferred capital securities have been paid in full.

Each guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of trust preferred capital securities to which the guarantee relates must restore payment of any amounts paid on the trust preferred capital securities or under the guarantee.

Events of Default

An event of default under a guarantee will occur if we fail to perform any of our payment obligations under a guarantee or we fail to perform any other obligation under a guarantee and the failure to perform such other obligation continues for 60 days.

Each guarantee will constitute a guarantee of payment and not of collection. The holders of a majority in liquidation amount of the trust preferred capital securities to which the guarantee relates have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee or to direct the exercise of any trust or power conferred upon the guarantee trustee under the guarantee. If the guarantee trustee fails to enforce the guarantee, any holder of trust preferred capital securities to which the guarantee relates may institute a legal proceeding directly against us to enforce the holder’s rights under the guarantee, without first instituting a legal proceeding against the Trust, the guarantee trustee or any one else. If we do not make a guarantee payment, a holder of trust preferred capital securities may directly institute a proceeding against us for enforcement of the guarantee for such payment.

Status of the Guarantees

Each guarantee will be our general unsecured obligation and will rank subordinate and junior in right of payment, and will be subject to its prior payment in full of our senior debt and subordinated debt as described under “Description of Debt Securities — Subordination”.

The terms of the trust preferred capital securities provide that each holder of trust preferred capital securities by acceptance of the trust preferred capital securities agrees to the subordination provisions and other terms of the guarantee relating to such subordination.

Information Concerning the Guarantee Trustee

Wilmington Trust Company will serve as the guarantee trustee under each guarantee. Wilmington Trust Company’s address is Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890. The guarantee trustee, prior to the occurrence of a default with respect to a guarantee, undertakes to perform only those duties as are specifically contained in the guarantee and, after default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. The guarantee trustee is under no obligation to exercise any of the powers vested in it by the applicable guarantee at the request of any holder of trust preferred capital securities to which the guarantee relates, unless it is offered indemnity satisfactory to it against the costs, expenses and liabilities which it might incur by exercising these powers;

however, the guarantee trustee will not be, upon the occurrence of an event of default under the applicable guarantee, relieved from exercising the rights and powers vested in it by such guarantee.

Governing Law

Each guarantee will be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflict of laws provisions thereof.

EFFECT OF OBLIGATIONS UNDER THE JUNIOR SUBORDINATED
DEBT SECURITIES AND THE GUARANTEES

As long as we can make payments of interest and any other payments in full when they are due on the junior subordinated debt securities held by a particular Trust, those payments will be sufficient to cover distributions and any other payments due on the trust securities issued by that Trust because: the total principal amount of the junior subordinated debt securities held by the Trust will be equal to the total stated liquidation amount of all the trust securities issued by the Trust; the interest rate and the interest payment dates and other payment dates on the junior subordinated debt securities held by the Trust will match the distribution rate and distribution payment dates and other payment dates for the trust securities issued by the Trust; and we will pay, and the Trust will not be obligated to pay, directly or indirectly, all costs, expenses, debt and obligations of the Trust (other than obligations under the trust securities).

We guarantee payments of distributions, to the extent the Trust obligated to pay those distributions has sufficient funds available to make the payments due on the trust preferred capital securities, to the extent described under “Description of Guarantees.” If we do not make interest payments on the junior subordinated debt securities held by the Trust, the Trust will not have sufficient funds to pay distributions on the trust preferred capital securities issued by the Trust.

Each guarantee covers the payment of distributions and other payments on the trust preferred capital securities issued by a Trust only if and to the extent that we have made a payment of interest or principal on the junior subordinated debt securities held by the Trust as its sole asset. However, we believe that the guarantees, when taken together with our obligations under the junior subordinated debt securities and the junior subordinated indenture and our obligations under the amended trust agreements, including our obligations to pay the costs, expenses, debts and liabilities of the Trusts, provide a full and unconditional guarantee of payment on the trust preferred capital securities issued by the Trusts.

A holder of trust preferred capital securities may sue us to enforce its rights under the guarantee which relates to the holder’s trust preferred capital securities without first suing the guarantee trustee, the Trust or any other person or entity.

VALIDITY OF SECURITIES

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters with respect to the securities will be passed upon for us by Squire, Sanders & Dempsey L.L.P., counsel to First Financial Bancorp. Richards, Layton & Finger, P.A., Wilmington, Delaware, special Delaware counsel for the Trusts, will pass on certain legal matters for the Trusts. Any underwriters will be represented by their own legal counsel.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of our internal control over financial reporting as of December 31, 2008, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

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PROSPECTUS SUPPLEMENT

Sandler O’Neill + Partners, L.P.

Keefe, Bruyette & Woods

Janney Montgomery Scott

Raymond James

May   , 2009